

# Notice of 2023 Annual Meeting and Proxy Statement

Miami, Florida | June 1, 2023

# Who We Are

We are one of the largest and most successful cruise companies in the world operating through our three global brands: Royal Caribbean International, Celebrity Cruises and Silversea Cruises, and also through our partner brands: TUI Cruises and Hapag-Lloyd Cruises, in which we own a 50% stake. Together, our brands represent a combined total of 64 ships in the cruise vacation industry with an aggregate capacity of approximately 150,005 berths as of December 31, 2022.



# Letter from the Chief Executive Officer

> "The future of our company is bright, and we are well-positioned to achieve both our near-term goals and succeed for the long-term."

**Jason T. Liberty**
President and Chief Executive Officer



## Dear fellow shareholders,

On behalf of Royal Caribbean Group's nearly 100,000 employees and crew members, I want to express how pleased we are with the progress our company has made over the past year. While 2022 had its challenges, it was a transitional year full of many notable achievements, including returning our business to full operations and delivering memorable vacations to 6 million guests.

We finished the year on a high note, and we will continue to build on that momentum throughout 2023. The normalization of our operations provide the visibility needed for us to resume annual guidance. Additionally, we have developed a strong foundation to achieve our goals on Trifecta, our three-year initiative designed to drive record financial performance. I am incredibly proud of everyone at Royal Caribbean Group for the work they do each day to execute on our mission and further strengthen the foundation for our future growth.

## Supporting our communities and people

Our environmental, social and governance (ESG) ambitions help inform our strategic and financial decisions on a daily basis, ensuring that we always act responsibly while achieving our long-term profitability goals. In the year ahead, we will:

- continue to work toward our target of reducing carbon intensity by double-digits by 2025;
- deliver on significant milestones in our decarbonization pathway, including introducing advanced technologies on our new ships, while also continuing investments in energy efficiency programs for our existing fleet to help reduce our emissions;

- continue the full operational deployment of our supplier portal, expanding our capabilities to evaluate our supplier partnerships, meet our responsible sourcing targets and improve our ability to build an inclusive network of suppliers; and
- continue to foster a supportive culture, committed to diversity, equity and inclusion as well as making the wellbeing of our people a top priority.

## Our future

Looking to the rest of 2023 and beyond, we will remain focused on our strategic and operational journey – while never losing sight of our Trifecta goals. We'll also be hard at work executing on our strategic pillars, which are deepening customer relationships, delivering the best hardware and destinations, and excelling in the core of our business. As we move forward, I want to also acknowledge our unwavering commitment to our people, guests, communities, travel partners and shareholders. Royal Caribbean Group wouldn't be the company it is without the support of all our stakeholders.

The future of our company is bright, and we are well-positioned to achieve both our near-term goals and succeed for the long-term. I have no doubt that this next chapter of the Royal Caribbean Group will be a great one, and I look forward to all we will accomplish in the year ahead, together.

Sincerely,

**Jason T. Liberty**
President and Chief Executive Officer

# 2022 Performance Highlights

## Key 2022 Successes

### Successful Return to Full Operations

**100%**
of fleet in operation since June 2022

**95%**
Significant ramp-up in load factors, from 57% in first quarter to 95% in the fourth quarter of 2022

**+3.5%**
Strong demand for our vacation experiences; 3.5% increase in revenue per passenger cruise day versus 2019

**6 M**
6 million vacations delivered during 2022 at high guest satisfaction scores

### Enhancing Platform for Long-Term Growth



Launched 3 new ships

Strong pipeline capacity of 10 new ships to be delivered in 2023-2026

**≈1,000**
Destinations visited

Advanced critical port and destination efforts for a diversified port portfolio



Continued investments in private destinations and our digital infrastructure to enhance our guest experience and commercial capabilities

In November 2022, the Company introduced the Trifecta program, a new three-year initiative designed to drive superior performance

### Strong Liquidity and Improving Financial Performance

**> $2.9 B**
Year-end liquidity



Disciplined cost management and focus on profitability, abating inflationary cost increases of more than 25% since 2019



Successfully refinanced $6.9 billion of debt to manage debt maturity profile



Generated approximately $500M of operating cash flow

### ESG is Core to our Business



Opened the first net zero cruise terminal in Galveston, Texas



Launched a new environmental protection initiative – "Blue Green Promise" – aimed at supporting resilient and sustainable ocean communities



Set a short-term target for Destination Net Zero to reduce carbon intensity by double digits by 2025.



Introduced our "Propelled by People" campaign, a new platform to increase employee engagement.

# Proxy Summary

We look forward to welcoming you to our 2023 Annual Meeting of Shareholders. This important meeting provides the Board of Directors and management with an opportunity to receive collective feedback from you, our shareholders. We place significant value on your opinion, and we have strived to highlight in this summary key information for your consideration. We recommend, however, that you read the entire proxy statement carefully before voting.

**PROPOSAL 1**
## Election of Directors

 The board recommends a vote **"FOR"** each nominee.

## Director Nominees

| Name and Primary Occupation | Age | Director Since | AC | TCC | NGC | SESH |
|---|---|---|---|---|---|---|
| **John F. Brock** INDEPENDENT <br> Former Chairman & CEO, Coca-Cola European Partners | 74 | 2014 | | Member | Member | |
| **Richard D. Fain** <br> Chairman, Former CEO Royal Caribbean Group | 75 | 1981 | | | | |
| **Stephen R. Howe, Jr.** INDEPENDENT <br> Former U.S. Chairman & Managing Partner, Ernst & Young | 61 | 2018 | Member | | Chair | |
| **William L. Kimsey** LEAD DIRECTOR <br> Former CEO, Ernst & Young Global | 80 | 2003 | Chair | | Member | |
| **Michael O. Leavitt** INDEPENDENT <br> Co-Chairman, Health Management Associates and Chairman, Leavitt Equity Partners | 72 | 2022 | | | | Chair |
| **Jason T. Liberty** <br> President and CEO, Royal Caribbean Group | 47 | 2021 | | | | |
| **Amy McPherson** INDEPENDENT <br> Former President & Managing Director, Europe, Marriott | 61 | 2020 | | Member | | |
| **Maritza G. Montiel** INDEPENDENT <br> Former Deputy CEO & Vice Chairman, Deloitte | 71 | 2015 | Member | | | |
| **Ann S. Moore** INDEPENDENT <br> Former Chairman & CEO, Time | 72 | 2012 | | Member | | |
| **Eyal M. Ofer** INDEPENDENT <br> Chairman, Ofer Global and Zodiac Group | 72 | 1995 | | | Member | Member |
| **Vagn O. Sørensen** INDEPENDENT <br> Former President & CEO, Austrian Airlines Group | 63 | 2011 | Member | Chair | | |
| **Donald Thompson** INDEPENDENT <br> Former President & CEO, McDonald's | 60 | 2015 | | Member | | Member |
| **Arne Alexander Wilhelmsen** INDEPENDENT <br> Chairman, AWILHELMSEN AS | 57 | 2003 | | | Member | Member |
| **Rebecca Yeung** INDEPENDENT <br> Corporate Vice President at FedEx Corporation | 51 | 2023 | | | | |

**Committee Membership**

**AC** Audit Committee
**NGC** Nominating and Corporate Governance Committee
**SESH** Safety, Environment, Sustainability and Health Committee
**TCC** Talent and Compensation Committee

● Chair
● Member





# Board Snapshot

### Diversity

4
1
1
3
1

- Women
- Ethnically/Racially Diverse
- Hispanic
- African American
- Asian

### Independence

2
12

- Independent
- Non-independent

### Tenure

4
5
5

- 0-6 years
- 7-13 years
- 13+ years

### Age

1
2
7
4

- 40 years
- 50 years
- 60 years
- >70 years

# Skills and Experience

| | | |
|---|---|---|
| **INDUSTRY** | Experience in industries such as hospitality, travel, tourism and shipping results in a deep understanding of consumer expectations and business strategy | 7/14 |
| **EXECUTIVE LEADERSHIP** | Valuable in understanding and managing a range of corporate governance, risk management, strategic planning, finance, operational and management and succession planning matters | 14/14 |
| **REGULATED BUSINESS** | Familiarity with highly regulated industries can provide the Board with insight and understanding of effective strategies in managing the complex political and regulatory landscape in which we operate | 7/14 |
| **GOVERNMENT / PUBLIC POLICY** | Helpful to oversee management's interactions with governing authorities while achieving desired business objectives | 1/14 |
| **SUSTAINABILITY / ENVIRONMENTAL** | Strengthens the Board's oversight and assures that strategic business imperatives and long-term value creation are achieved within a sustainable, environmentally focused model | 8/14 |
| **FINANCE / ACCOUNTING** | Valuable in contributing to and overseeing strong financial planning, reliable financial information, robust controls and financial reporting | 8/14 |
| **GLOBAL ENTERPRISE** | Experience with a global enterprise or with international markets aids the Board in understanding diverse business environments, economic conditions, and cultures associated with our global workforce and activities | 13/14 |
| **TECHNOLOGY / INNOVATION / CYBERSECURITY** | Helps management address innovation and competitiveness in the digital age and technology risks, including cybersecurity risks | 8/14 |
| **CONSUMER BUSINESS** | Valuable as the Company seeks to provide all cruising guests with memorable vacation experiences and superior customer service | 9/14 |
| **RISK MANAGEMENT** | Enables directors to effectively anticipate and oversee the most significant risks facing the Company | 14/14 |

**PROPOSAL 2**

# Advisory Vote to Approve the Compensation of Our Named Executive Officers

 The board recommends a vote **"FOR"** this proposal.

We place significant focus on the design of our executive compensation programs as we believe their effectiveness is crucial to our success as a company. We assess our programs regularly and strive to continuously make improvements as well as incorporate shareholder feedback.

## Executive Compensation Program

| Align the interests of our executives with the interests of our shareholders | Recruit, retain, and motivate an elite management team | Reward positive contributions to both short-and long-term corporate performance |
| --- | --- | --- |

| PRINCIPLES | IMPLEMENTATION |
| --- | --- |
| Total direct compensation levels should be sufficiently competitive to attract, motivate and retain the highest quality executives. | Our Talent and Compensation Committee seeks to establish target total direct compensation (salary, short-term incentive and long-term incentive) at appropriate levels relative to our Market Comparison Group, providing our executives the opportunity to be competitively rewarded for our financial and operational performance. Total direct compensation opportunity (i.e., maximum achievable compensation) should increase with position and responsibility. |
| Performance-based and "at-risk" incentive compensation should constitute a substantial portion of total compensation. | We seek to foster a pay-for-performance culture, with a significant portion of total direct compensation being performance-based and/ or "at risk." Executives with greater responsibilities and the ability to directly impact our strategic and operational goals and long-term results should bear a greater proportion of the risk if these goals and results are not achieved. Therefore, the more senior the executive, the greater the percentage of total compensation in the form of performance-based and/or "at risk" compensation. |
| Long-term incentive compensation should align executives' interests with our shareholders' interests to further the creation of long-term shareholder value. | We focus on ensuring that executive compensation includes a high proportion of long-term performance-based equity compensation. Awards of equity-based compensation encourage executives to focus on our long-term growth and prospects and incentivize executives to manage our company from the perspective of owners with a meaningful stake and to encourage them to remain with us for long and productive careers. Our stock ownership guidelines further enhance the incentive to create long-term shareholder value. Equity-based compensation also subjects our executives to market risk, a risk also borne by our shareholders. |

## Proxy Summary

We provide compensation to our executives consisting of three principal elements: base salary, performance-based annual incentive bonus and long-term equity awards. The objectives and key features of each pay element are described below.

| | | | Pay Elements | | | |
|---|---|---|---|---|---|---|
| | | | CEO | Other NEOs | Objective | Key Features |
| Fixed | Cash Compensation | Base Salary | 11% | 19% | • Provide a base level of income in line with expertise, experience, tenure, performance, potential and scope of responsibility | • Set annually based on market competitiveness and in-line with performance and contributions to the achievement of Company goals<br>• Increases, when appropriate, are provided based on market movements, scope of responsibilities, and merit |
| Variable | Cash Compensation | Performance-Based Annual Incentive | 23% | 23% | • To focus executives on annual financial and operational performance<br>• To reward executives for performance relative to our short-term goals and initiatives | • Earned based on company-wide and, if applicable, brand-specific financial and operational objective metrics and individual performance against previously established strategic goals, including, but not limited to, Adjusted EPS (corporate), adjusted brand operating income, if applicable, and an ESG composite<br>• Payouts range from 0% and 200% based on achievement of results during the year<br>• For our President and CEO, payout is entirely based on corporate performance. For other NEOs, one-third is determined based on individual performance and two-thirds is determined by corporate and, if applicable, brand performance |
| Variable | Equity Compensation | Performance-Based Restricted Shares | 40% | 35% | • Structured to align with shareholder interests, reward the achievement of long-term goals and promote stability and corporate loyalty among the executives | • Earned only if specified financial performance measures are met<br>• Typically, with a three-year performance measure<br>• PSU Awards granted in 2022 for the period ended December 2024 will be earned based on Adjusted EPS, ROIC, leverage and an ESG composite<br>• PSU Awards granted in 2022 for the period ended December 2024 can range from 0% to 200% of target |
| Variable | Equity Compensation | Time-Based Restricted Stock Units | 26% | 23% | • Multi-year vesting requirements align our executives' interests with our shareholders and incentivize retention of our executive talent | • Set annually based on market competitiveness and in-line with performance and contributions to the achievement of Company goals<br>• Increases, when appropriate, are provided based on market movements, scope of responsibilities, and merit. |

**PROPOSAL 3**

# Advisory Vote on Frequency of Shareholder Vote on Executive Compensation



The board recommends a vote for the option of "ONE YEAR."

Applicable SEC rules require that, at least once every six years, shareholders be given the opportunity to vote on an advisory basis regarding the frequency (i.e., annually, every two years or every three years) of future shareholder advisory "say-on-pay" votes on the compensation of our named executive officers. Our shareholders voted on a similar proposal in 2017, with the majority voting to hold the say-on-pay vote annually. We continue to believe that say-on-pay votes should be conducted every year so that our shareholders may annually express their views on our executive compensation program.

**PROPOSAL 4**

# Ratification of Principal Independent Registered Public Accounting Firm



The board recommends a vote "FOR" this proposal.

Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2022 and 2021 were:

|  | 2022 | 2021 |
|---|---|---|
| Audit fees[1] | $5,090,316 | $4,967,736 |
| Audit-related fees[2] | $212,889 | $193,375 |
| Tax fees[3] | $12,488 | $10,902 |
| All other fees[4] | $10,000 | $10,000 |
| **Total** | **$5,325,693** | **$5,182,013** |

[1] The audit fees for the fiscal years ended December 31, 2022 and 2021 were for professional services rendered for the integrated audits of the Company's consolidated financial statements and system of internal control over financial reporting, quarterly reviews, statutory audits required by foreign jurisdictions, consents, issuance of comfort letters, and review of documents filed with the SEC.

[2] The audit-related fees for the fiscal years ended December 31, 2022 and 2021 were for the audits of the Company's retirement savings plan and other attest services.

[3] Tax fees for the fiscal years ended December 31, 2022 and 2021 were for services performed in connection with international tax compliance, and transfer pricing.

[4] All other fees for the fiscal years ended December 31, 2022 and 2021 were for subscription fees for accounting and auditing research software.

# Table of Contents

# Notice of Annual Meeting of Shareholders



**DATE & TIME**
Thursday,
June 1, 2023
9:00 A.M., ET



**LOCATION**
JW Marriott Marquis
Miami, 255 Biscayne
Boulevard Way,
Miami, Florida 33131



**RECORD DATE**
Persons holding shares of our common stock as of the close of business on April 6, 2023 are entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

## How to Vote



**BY INTERNET**
www.proxyvote.com



**BY TELEPHONE**
1-800-690-6903



**BY MAIL**
Mark, sign and date your proxy card and return in the postage-paid envelope we have provided.

### Items of Business

1. Election of 14 directors to the Board
   Recommendation: **FOR**    Page Reference: 10

2. Say-on-pay: advisory vote to approve the compensation of our named executive officers
   Recommendation: **FOR**    Page Reference: 42

3. Advisory vote on frequency of shareholder vote on executive compensation
   Recommendation: **ONE YEAR**    Page Reference: 82

4. Ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2023
   Recommendation: **FOR**    Page Reference: 83

Shareholders also will transact such other business as may properly come before the Annual Meeting and any adjournment thereof.

We will furnish our proxy materials over the Internet as permitted by the rules of the U.S. Securities and Exchange Commission. As a result, we are sending a Notice of Internet Availability of Proxy Materials rather than a full paper set of the proxy materials, unless you previously requested to receive printed copies. The Notice of Internet Availability of Proxy Materials contains instructions on how to access our proxy materials on the Internet, as well as instructions on how shareholders may obtain a paper copy of the proxy materials. This process will reduce the costs associated with printing and distributing our proxy materials.

Internet voting is available to make it easier for you to vote in advance of the Annual Meeting. The instructions on the Notice of Internet Availability of Proxy Materials or your proxy card describe how to use these convenient services.

**All shareholders are cordially invited to attend the Annual Meeting in person. Whether or not you expect to attend, you are urged to vote as soon as possible by Internet or mail so that your shares may be voted in accordance with your wishes. Granting a proxy does not affect your right to revoke it later or to vote your shares in the event you attend the Annual Meeting.**

**R. Alexander Lake**
Senior Vice President, Chief Legal Officer and Secretary
Royal Caribbean Cruises Ltd.
April 18, 2023

#### IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON JUNE 1, 2023

On or about April 18, 2023, we mailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and 2022 annual report. These materials are available online at proxyvote.com.





# Corporate Governance and Board Matters

PROPOSAL 1

## Election of Directors

**The board recommends a vote "FOR" this proposal.**

Our Board currently has 14 members, each of whom is standing for re-election to hold office until the next Annual Meeting of Shareholders and until their successors are duly elected and qualified. Each candidate has consented to being named in this proxy statement and serving as a director, if elected. However, if any nominee is not able to serve, the Board can either nominate a different person or reduce the size of the Board. If the Board nominates another individual, the persons named as proxies may vote for that nominee.

**The Board unanimously recommends that shareholders vote "FOR" the election of each of the nominees for director named below.**

## Our Director Nominees

Our Board is made up of a diverse group of leaders with substantial experience in their respective fields. Our director nominees hold and have held senior positions as leaders of various large and complex businesses and organizations and in government, demonstrating their ability to develop and execute significant policy and operational objectives at the highest levels. Our nominees include current and former chief executive officers, chief financial officers, chief operating officers and other members of senior management of large, global businesses. Through these roles, our nominees have developed expertise in, among other things, core business strategy, operations, finance, human capital management and leadership development, compliance, controls and risk management, as well as the skills to respond to rapidly evolving business environments and to foster innovation and business transformation. Additionally, our nominees' experience serving in government and on other boards brings valuable knowledge and expertise, including in the areas of public policy, governance, succession planning, financial reporting and regulatory compliance. Our Board believes that the combination of the various skills, qualifications and experiences of the director nominees contributes to an effective and well-functioning Board and that, individually and as a whole, the director nominees possess the necessary qualifications to provide effective oversight and strategic guidance.

We have included below detailed biographical information for each director nominee, including career highlights, other public directorships and select professional and community contributions, along with the top qualifications, experience, skills and expertise we believe each director brings to our Board. Our Board considered all of these attributes when deciding to nominate these individuals to the Board.



**Age:** 74

**Director Since:**
February 2014

**Committees:**
Nominating and Corporate Governance Committee; Talent and Compensation Committee

**Other Public Company Boards:**
None

# John F. Brock

**BACKGROUND:**
Mr. Brock retired as Chief Executive Officer of Coca Cola European Partners in December 2016, having served in that role since the formation of that company in May 2016. Prior to that, Mr. Brock served as Chairman and Chief Executive Officer of Coca Cola Enterprises Inc. since April 2008 and as Chief Executive Officer since April 2006. From February 2003 until December 2005, Mr. Brock was Chief Executive Officer of InBev, S.A., a global brewer, and from March 1999 until December 2002, he was Chief Operating Officer of Cadbury Schweppes plc, an international beverage and confectionery company. From April 2007 to December 2007, Mr. Brock served as a director of Dow Jones & Company, Inc., a publisher and provider of global business and financial news. From 2004 to 2006, he served as a director of the Campbell Soup Company, a global manufacturer and marketer of branded convenience food products. From 2003 to 2005, he served as a director of Interbrew / Inbrew, a beer brewing company. He also served as a director of Reed Elsevier, a publisher, from 1997 to 2003. Mr. Brock is a Trustee of the Georgia Tech Foundation, Director of Horizons Atlanta, a philanthropic organization that enhances education for underserved children, and a member of the Smithsonian National Board. Mr. Brock also is a member of the Advisory Board of BIP Capital, a venture capital firm.

**SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:**
Mr. Brock brings senior leadership and strategic and global expertise from his most recent position as Chairman and Chief Executive Officer of one of the world's largest independent Coca-Cola bottlers. Prior to his retirement, Mr. Brock demonstrated effective and efficient leadership of a complex, publicly traded company competing in the highly competitive international beverage industry.



# Richard D. Fain

**Chairman of the Board**

**Age:** 75

**Director Since:**
January 1981

**Committees:**
None

**Other Public Company Boards:**
None

### BACKGROUND:

Mr. Fain has served as our Chief Executive Officer from 1988 through January 2022. He has been a director of the Company since 1981 and our Chairman since 1988. Mr. Fain is a recognized industry leader, having participated in shipping for over 45 years and having held a number of prominent industry positions, such as Chairman of the Cruise Lines International Association (CLIA), the largest cruise industry trade association. He currently serves on the University of Miami Board of Trustees and the UHealth Board of Directors. He is former chairman of the University of Miami Board of Trustees, the Miami Business Forum, the Greater Miami Convention and Visitors Bureau, the UHealth Board of Directors, and the United Way of Miami Dade.

### SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Fain's breadth of experiences, tenure and leadership provide incomparable insights into the history, operations, and strategic vision of the Company as well as the evolution and direction of the cruise industry as a whole. Having served as Chairman & CEO for over 33 years, Mr. Fain helped grow the Company from a one brand Caribbean centric operation with berthing capacity of approximately 5,000 to the second largest cruise company in the world with a portfolio of global and regional brands that operate around the globe with berthing capacity of approximately 140,000.



# Stephen R. Howe, Jr.

**Age:** 61

**Director Since:**
December 2018

**Committees:**
Audit Committee; Nominating and Corporate Governance Committee (Chair)

**Other Public Company Boards:**
None

### BACKGROUND:

Mr. Howe served as U.S. Chairman and Managing Partner and Americas Area Managing Partner of Ernst & Young ("EY") and was a member of EY's Global Executive Board from 2006 until his retirement in 2018. In these roles, Mr. Howe directed strategy and operations for EY's businesses of over 75,000 people, delivering professional services across all industry sectors. While leading EY, Mr. Howe also gained extensive board governance and regulatory experience and was executive sponsor for the firm's focus on diversity and inclusiveness. He was with EY for over 35 years. Mr. Howe is also a member of the Board of Trustees of Carnegie Hall, the Board of the Peterson Institute for International Economics and the Board of Trustees (Chairman) of the Liberty Science Center. Mr. Howe was previously a member of the boards of Colgate University, the Center for Audit Quality and the Financial Accounting Foundation.

### SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Howe brings to the Board considerable financial and leadership experience through his service as U.S. Chairman and Managing Partner and Americas Managing Partner of EY. He provides the board with meaningful insight gained from his strategic and operational experience and from his past service as the executive sponsor of EY's focus on diversity and inclusiveness.



# William L. Kimsey

**Lead Director**

**Age:** 80

**Director Since:**
April 2003

**Committees:**
Audit Committee
(Chair); Nominating
and Corporate
Governance
Committee

**Other Public
Company Boards:**
None

**BACKGROUND:**
Mr. Kimsey was employed for 32 years through September 2002 with the independent public accounting firm Ernst & Young L.L.P. From 1998 through 2002, Mr. Kimsey served as the Chief Executive Officer of Ernst & Young Global and Global Executive Board member of Ernst & Young and from 1993 through 1998 as the Firm Deputy Chairman and Chief Operating Officer. From 2003 until 2018, Mr. Kimsey served on the board, the compensation committee, and the audit committee (serving as chair from 2011-2018) of Accenture Plc. From 2004 until 2008, he served on the board of NAVTEQ Corporation and was the chairman of its audit committee. From 2003 through 2014, Mr. Kimsey also served on the board and the audit committee of Western Digital Corporation. Mr. Kimsey is a certified public accountant and a member of the American Institute of Certified Public Accountants.

**SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:**
As former Chief Executive Officer of one of the largest public accounting firms in the world, Mr. Kimsey brings substantial accounting and finance knowledge and expertise to the Board as well as experience serving on and chairing the audit committees of a number of other large, well regarded public corporations.



# Michael O. Leavitt

**Age:** 72

**Director Since:**
February 2022

**Committees:**
Safety,
Environment,
Sustainability
and Health
Committee (Chair)

**Other Public
Company Boards:**
American Express
(New York Stock
Exchange)

**BACKGROUND:**
Gov. Leavitt is the Co-Chairman of Health Management Associates, a health care consulting firm, and Chairman of Leavitt Equity Partners, a private equity fund. From 2009 to 2021, he served as the Chairman of Leavitt Partners, LLC, a health care consulting firm. He also previously served as the United States Secretary of Health and Human Services from 2005 to 2009, the Administrator of the Environmental Protection Agency from 2003 to 2009 and the Governor of the State of Utah from 1993 to 2003.

**SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:**
Gov. Leavitt brings to our Board extensive management and leadership experience, including service as the Governor of Utah, a large state with a diverse body of constituents, and service in positions with the U.S. government, where he oversaw and advised on issues of national concern such as healthcare and environmental protection. These experiences were instrumental to his role as Co-Chair of the Healthy Sail Panel in developing recommendations for cruise lines to advance their public health response to COVID-19 and contributes to the Board's oversight of these issues. Further, his experience at the EPA provides the Board with valuable insight in relation to the Company's various environmental, social and governance initiatives.



# Jason T. Liberty

**Age:** 47

**Director Since:**
January 2022

**Committees:**
None

**Other Public Company Boards:**
WNS (Holdings) Ltd. (New York Stock Exchange)

**BACKGROUND:**
Mr. Liberty has served as President and Chief Executive Officer since January 2022. Mr. Liberty has held several roles since joining the Company in 2005, including most recently as Executive Vice President and Chief Financial Officer since 2017 and, prior to that, as Senior Vice President and Chief Financial Officer since 2013. Before his role as Chief Financial Officer, Mr. Liberty served as Senior Vice President, Strategy and Finance from 2012 through 2013; as Vice President of Corporate and Revenue Planning from 2010 through 2012; and as Vice President of Corporate and Strategic Planning from 2008 to 2010. Before joining Royal Caribbean Group, Mr. Liberty was a Senior Manager at the international public accounting firm of KPMG LLP.

**SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:**
Mr. Liberty has years of broad-based, diverse senior management experience at the Company, including service as Executive Vice President and Chief Financial Officer, where he was responsible for finance, strategy, shared service operations, legal, and technology matters, among other areas. His experience and industry knowledge make him a valuable member of our Board.



# Amy McPherson

**Age:** 61

**Director Since:**
December 2020

**Committees:**
Talent and Compensation Committee

**Other Public Company Boards:**
PVH Corporation (New York Stock Exchange)

**BACKGROUND:**
Ms. McPherson served in various positions at Marriott International, Inc. for over 30 years. Most recently, from 2009 through 2019, she served as President & Managing Director, Europe. Under her leadership, Marriott launched five new brands in Europe and completed the successful integration of Starwood Hotels in Europe. Since 2017, Ms. McPherson has served as a non-executive member of the board of directors of PVH Corporation and is a member of its Audit and Nominating & Governance Committees.

**SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:**
Ms. McPherson brings to the board considerable experience in overseeing business operations and development in Europe, having overseen multiple brands of hotels for Marriott. She has overseen acquisitions and strategic partnerships and implemented and executed strategies on both a regional and global basis. In addition, Ms. McPherson has experience managing Marriott's global and field sales, marketing, loyalty program, revenue management, e-commerce, worldwide reservation sales and customer care, and sales channel strategy and analysis.



# Maritza G. Montiel

**Age:** 71

**Director Since:**
December 2015

**Committees:**
Audit Committee

**Other Public
Company Boards:**
AptarGroup,
Inc. (New York
Stock Exchange);
Comcast
Corporation
(Nasdaq Global
Select Market);
McCormick
& Company
(New York
Stock Exchange)

**BACKGROUND:**

Ms. Montiel served as Deputy Chief Executive Officer and Vice Chairman of Deloitte LLP from 2011 through her retirement in May 2014. Prior to these positions, she held numerous senior management roles at Deloitte, including Managing Partner (Leadership Development and Succession, Deloitte University) from 2009 to 2011, and Regional Managing Partner from 2001 to 2009. During Ms. Montiel's tenure at Deloitte, she was the Advisory Partner for many public company registrants in addition to overseeing Deloitte's risk function. Ms. Montiel is a board member of AptarGroup, Inc. where she chairs the audit committee, a board member of Comcast Corporation, where she is a member of the audit committee, and a board member of McCormick & Company, where she chairs the audit committee.

The Board has concluded that Ms. Montiel's simultaneous service on four public company audit committees would not impair her ability to serve on the Audit Committee.

**SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:**

Leveraging her more than 35 years of advising companies (including providing attestation services for public companies) across a wide cross section of industries, Ms. Montiel brings to the Board significant financial and advisory experience. The Board also benefits from her deep and broad working knowledge of the strategic and governance challenges faced by today's large organizations and her experience overseeing risk and compliance in her role as Deputy CEO of Deloitte.



# Ann S. Moore

**Age:** 72

**Director Since:**
May 2012

**Committees:**
Talent and
Compensation
Committee

**Other Public
Company Boards:**
None

### BACKGROUND:

Ms. Moore served as Chair and Chief Executive Officer of Time Inc. from July 2002 to September 2010 and served as Chair through December 2010. Prior to that, Ms. Moore was Executive Vice President of Time Inc., where she had executive responsibilities for a portfolio of magazines including Time, People, InStyle, Teen People, People en Español and Real Simple. Ms. Moore joined Time Inc. in 1978 in Corporate Finance. Since then, she held consumer marketing positions at Sports Illustrated, Fortune, Money and Discover, moving to general management of Sports Illustrated in 1983 and to publisher of People in 1991. From 1993 to May 2014, Ms. Moore served on the Board of Directors of Avon Products Inc. She was also a director of the Wallace Foundation from 2004 through June 2016.

### SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Ms. Moore's extensive experience in consumer driven publishing and media brings to the Board recognized management and entrepreneurial capabilities. As the leader of one of the largest magazine companies in the United States, Ms. Moore successfully expanded the footprint of many of the company's flagship brands and oversaw her company's transition to digital platforms.



# Eyal M. Ofer

**Age:** 72

**Director Since:**
May 1995

**Committees:**
Safety,
Environment,
Sustainability
and Health
Committee;
Nominating
and Corporate
Governance
Committee

**Other Public
Company Boards:**
None

### BACKGROUND:

Mr. Ofer has served as a director of the Company since May 1995. He is Chairman of his multi-generational family group, Ofer Global, leading a private portfolio of international businesses principally focused on maritime shipping, real estate, energy, tech, banking and large public investments. These include its shipping division, Zodiac Group, an international shipping enterprise operating a diversified fleet of over 180 vessels worldwide, and its real estate arm, Global Holdings Group, a property holding conglomerate with over 10 million square feet of real estate, specializing in large-scale office buildings, hotels and luxury residential developments, as well as other investment and development assets. He also leads the group's O.G. Energy division, which has interests including renewable energy projects focused on wind, solar and forestry, and is a global leader in the provision of FSO and FPSO units through Omni Offshore Terminals. In 2017, Mr. Ofer launched O.G. Venture Partners, a founder-friendly multi-stage single LP Venture Capital fund focused on investing in early-growth-stage technology startups. He also sits on the advisory board of the Bloomberg New Economy Forum.

### SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Mr. Ofer brings to the Board over 30 years of significant leadership in the international maritime industry, including over 20 years of service on our Board of Directors. Mr. Ofer also provides considerable expertise in both real estate and finance matters, having played a leading role throughout his career in both expanding and diversifying his family's shipping enterprise into sectors including real estate, cruise lines, hotels and banking.



# Vagn O. Sørensen

**Age:** 63

**Director Since:**
July 2011

**Committees:**
Audit Committee;
Talent and
Compensation
Committee (Chair)

**Other Public
Company Boards:**
Air Canada
(Toronto Stock
Exchange);
CNH Industrial
(New York Stock
Exchange and
Milan Stock
Exchange);
Pantheon
Infrastructure
PLC (London
Stock Exchange)

**BACKGROUND:**

Mr. Sørensen brings to the Board over 20 years of experience in the aviation industry, having served as the President and Chief Executive Officer of Austrian Airlines Group from 2001 through 2006. Prior to that, he served in a variety of roles with Scandinavian Airlines Systems, including as Executive Vice President and Deputy CEO. He currently serves as a board member and chairman for a number of corporations throughout Europe and Canada, including Air Canada, Pantheon Infrastructure Trust, Parques Reunidos SA, CNH Industrial and Scandlines. Mr. Sørensen also previously served on the board of Scandic Hotels AB, SSP Group and DFDS.

**SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:**

Mr. Sørensen's breadth of experience in the aviation industry and the insurance industry brings useful insight to the Board, especially with respect to matters impacting the travel industry and risk management. He also provides significant experience within the shipping industry gained through his prior service as Deputy Chairman of DFDS A/S, one of the largest short seas operators in Europe. Through his service on a number of other boards in Europe and Canada, Mr. Sørensen also provides the Board with diverse perspectives.



# Donald Thompson

**Age:** 60

**Director Since:**
May 2015

**Committees:**
Safety,
Environment,
Sustainability and
Health Committee;
Talent and
Compensation
Committee

**Other Public
Company Boards:**
Northern Trust
Corporation
(Nasdaq Global
Select Market)

**BACKGROUND:**

Mr. Thompson currently serves as Chief Executive Officer of Cleveland Avenue, LLC, a food, beverage and technology investment company, which he founded in 2015. From 2012 to March 2015, Mr. Thompson served as President and Chief Executive Officer of McDonald's Corporation. Previously, Mr. Thompson served as President and Chief Operating Officer of McDonald's Corporation from 2010 to 2012 and President of McDonald's USA from 2006 to 2010. Prior to joining McDonald's, Mr. Thompson served six years as an Electrical Engineer for the Northrop Corporation, where he specialized in power supply design and manufacturing for high technology radar systems. Mr. Thompson served as director of McDonald's Corporation from 2011 to March 2015, a director of Exelon Corporation from 2007 to 2013 and a director of Beyond Meat, Inc. from 2015 to May 2021. He also served as an Advisory Board member of DocuSign, Inc. from 2015 to 2018 and a Trustee of Purdue University from 2009 to 2022. Mr. Thompson has served as a director of Northern Trust Corporation since March 2015 and has been a member of the board of directors of Footprint International HoldCo Inc. since April 2021, and has served as chairman of the board since June 2021. He also serves on numerous civic and philanthropic boards. He is a member of the Commercial and Economic Clubs of Chicago, World Business Chicago and the Arthur M. Brazier Foundation. He serves as a director for Northwestern Memorial HealthCare and a Trustee on the board of the Cleveland Avenue Foundation for Education.

**SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:**

Mr. Thompson brings to the Board significant strategic leadership and collaboration skills as well as valuable global business perspective. His 25-year career at McDonald's, the world's leading global foodservice retailer, culminated in him leading the company from 2012 through 2015. In his role as President & CEO of McDonald's, Mr. Thompson directed strategy and operations for over 30,000 restaurants in over 100 countries, working closely with thousands of independent owner/operators, corporate staff and restaurant employees around the world.



# Arne Alexander Wilhelmsen

**Age:** 57

**Director Since:**
April 2003

**Committees:**
Safety,
Environment,
Sustainability and
Health Committee;
Nominating and
Corporate
Governance
Committee

**Other Public
Company Boards:**
None

## BACKGROUND:

Mr. Wilhelmsen is Chairman of the board of directors of AWILHELMSEN AS, the holding company for the AWILHELMSEN group of companies, after having served as the Chairman of the board of directors of AWILHELMSEN Management AS from 2008 through June 2013. He also founded, and has served since 2011 as Chairman of the Board of, AWECO AS, a family office with financial investments, significant philanthropy and social impact activities. Mr. Wilhelmsen was elected Chairman of the Board of AWILHELMSEN HOLDING AS in June 2016 and Aweco Cruise Holding AS in June 2017. He has held a variety of positions within the AWILHELMSEN group of companies since 1995. In addition, Mr. Wilhelmsen serves as Chairman of the board of his wholly-owned company, Pan Sirius AS. From 1996 through 1997, Mr. Wilhelmsen was engaged as a marketing analyst for the Company and from 2001 through 2009 served as a member of the board of directors of Royal Caribbean Cruise Line AS, a wholly-owned subsidiary of Royal Caribbean Cruises Ltd. that was responsible for sales and marketing activities in Europe.

## SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

As the leader of an investment company with varied interests across a number of business segments, including shipping, cruise, real estate, retail, offshore oil services, and software development for health services, Mr. Wilhelmsen brings a diverse knowledge base and strategic insight to the Board. As the representative of the Company's largest shareholder and one of the Company's original founders, Mr. Wilhelmsen also provides a valuable historical perspective to the Board.



# Rebecca Yeung

**Age:** 51

**Director Since:**
March 2023

**Committees:**
None

**Other Public
Company Boards:**
Columbus
McKinnon
(NASDAQ)

## BACKGROUND:

Ms. Yeung serves as Corporate Vice President, Operations Science and Advanced Technology at FedEx Corporation, a global logistics company with a broad portfolio of transportation, e-commerce and business services.  In her role, she is responsible for driving critical aspects of FedEx's innovation and transformation strategy including scaling up robotics and automation technology, autonomous vehicles, decision science, and electromobility. Ms. Yeung joined FedEx in 1998 and has served in various marketing, innovation, and technology roles since then. Prior her current role, she was Vice President – Advanced Technology & Innovation at FedEx Corporation from 2015 to 2021.  She has also previously served as a Board of Director for the Mid-South Food Bank between 2013 and 2022.

## SPECIFIC QUALIFICATIONS, ATTRIBUTES, SKILLS AND EXPERIENCE:

Ms. Yeung brings to the Board nearly 30 years of global experience in strategy, innovation, technology, global operations, logistics, digitization, and sustainability.

# Our Board's Composition

As illustrated by the director biographies above, our Board is made up of a diverse group of leaders with substantial experience in their respective fields. We believe that our directors should possess the highest personal and professional ethics, integrity and values, demonstrate the ability to act candidly, show a willingness and ability to evaluate, challenge and stimulate, have demonstrated leadership ability and a proven record of accomplishment as well as expertise in business, professional, academic, political or community affairs, and be committed to representing the long-term interests of the shareholders. Our Board believes that the combination of the various skills, qualifications and experiences of the director nominees contributes to an effective and well-functioning Board and that, individually and as a whole, the director nominees possess the necessary qualifications to provide effective oversight and insightful strategic guidance.

## Board Snapshot



**Diversity**
- ■ Women
- ■ Ethnically/Racially Diverse
- ■ Hispanic
- ■ African American
- ■ Asian

**Independence**
- ■ Independent
- ■ Non-independent

**Tenure**
- ■ 0-6 years
- ■ 7-13 years
- ■ 13+ years

**Age**
- ■ 40 years
- ■ 50 years
- ■ 60 years
- ■ >70 years

# Skills and Experience

Our Board periodically reviews the appropriate skills and expertise required of the Board in order to successfully carry out its responsibilities both in the near term and into the future. This assessment includes issues of diversity (including diversity of race, gender and ethnicity), business experience and expertise – all in the context of an assessment of the perceived needs of the Board at that time and does not discriminate on the basis of ethnicity, sexual orientation, culture or nationality.

| Skills and Experience | Brock | Fain | Howe, Jr. | Kimsey | Leavitt | Liberty | McPherson | Montiel | Moore | Ofer | Sørensen | Thompson | Wilhelmsen | Yeung |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Industry | | ● | | | ● | ● | ● | | | ● | ● | | ● | |
| Executive Leadership | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Regulated Business | ● | ● | ● | ● | ● | | | ● | | | ● | | | |
| Government / Public Policy | | | | | ● | | | | | | | | | |
| Sustainability / Environmental | | ● | | | ● | ● | | | | ● | ● | ● | ● | ● |
| Finance / Accounting | | ● | ● | ● | ● | | | ● | ● | | ● | | ● | |
| Global Enterprise | ● | ● | ● | ● | | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Technology / Innovation / Cybersecurity | ● | ● | | | ● | ● | ● | | | ● | | ● | | ● |
| Consumer Business | ● | ● | | | | ● | ● | | ● | | ● | ● | | ● |
| Risk Management | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |

# Board Selection and Evaluation

## Process for Identifying and Adding New Directors

We believe that our directors should possess the highest personal and professional ethics, integrity and values, demonstrate the ability to act candidly, show a willingness and ability to evaluate, challenge and stimulate, have demonstrated leadership ability and a proven record of accomplishment as well as expertise in business, professional, academic, political or community affairs, and be committed to representing the long-term interests of our shareholders.

### 1 Assessment of Potential Candidates

The Nominating and Corporate Governance Committee assesses potential candidates based on their history of achievement, the breadth of their business experiences, whether they bring specific skills or expertise in areas that the committee has identified as desired and whether they possess personal attributes and experiences that will contribute to the sound functioning of our Board. In addition, the Board self-evaluation process described below is an important determinant for Board refreshment.



### 2 Use of a Third-Party Search Firm

The Nominating and Corporate Governance Committee typically uses a professional search firm to help identify, evaluate and conduct due diligence on potential director candidates. Using a professional search firm supports the committee in conducting a broad search and looking at a diverse pool of potential candidates. In 2022, this third-party search firm identified and recommended Ms. Yeung for appointment to the Board.

The Nominating and Corporate Governance Committee also maintains an ongoing list of potential candidates and considers recommendations made by members of the Board.



### 3 Shareholder Nominations

In addition, the Nominating and Corporate Governance Committee considers all shareholder recommendations for director candidates and applies the same standards in considering candidates submitted by shareholders as it does in evaluating all other candidates. Shareholders can recommend candidates by writing to the committee in care of the Company's Corporate Secretary, whose contact information is on page 35.

Shareholders who wish to submit nominees for election at an annual or special meeting of shareholders should follow the procedure described on page 91.

## Considering Board Diversity

The Board recognizes the value of diversity and endeavors to have a Board composed of individuals with varying backgrounds (including diversity of race, gender and ethnicity) and experience in business and in other areas that may be relevant to the Company's activities. Our Corporate Governance Principles provide that whenever the Board conducts a search for a new director, the Board will consider at least one woman and one underrepresented minority in the slate of potential candidates.

The Board is currently composed of fourteen directors with diverse skills and professional backgrounds, which provide our Board with an effective mix of experiences and perspectives.

**Ethnic/gender diversity**

## 36%

**5** out of 14 directors are gender/ethnically diverse



■ Women
■ Ethnically/Racially Diverse
■ Hispanic
■ African American
■ Asian

# Director Onboarding

We maintain a comprehensive director onboarding program to familiarize all new directors with the Company's business, including its plans, significant financial, accounting and risk management issues, policies and compliance processes, strategic priorities and members of senior management. Each director's onboarding is tailored to take into account the individual's prior experience and background and to ensure the director becomes knowledgeable about the most important issues affecting the Company and its business.

# Our Board Evaluation Process

The Nominating and Corporate Governance Committee has oversight responsibility for the annual Board and committee evaluation process and uses feedback from the evaluation to identify director nominees.

## Review of the Process' Format

The Nominating and Corporate Governance Committee periodically reviews the format of the Board and committee evaluation process to ensure that actionable feedback is solicited on the performance of the Board and the committees.



## Discussions with Directors Utilizing Questionnaire

For the 2022 evaluation process, the Nominating and Corporate Governance Committee decided to have the Chair of the Nominating and Corporate Governance Committee hold one-on-one discussions with directors utilizing questionnaires. The questionnaires solicited commentary on various topics, including Board and committee composition and performance, meeting materials, access to management, among other matters. Directors were also invited to discuss the performance of other individual Directors.



## Use of Results to Guide Board Enhancement

The Chair of the Nominating and Corporate Governance Committee aggregated the feedback received from individual discussions with directors and presented the findings to the Chair of each Committee as it relates to their respective committee. The data identified any themes or issues that had emerged and included suggestions for areas of improvement. The Chair of the Nominating and Corporate Governance Committee also presented the aggregated feedback to the full Board. The Board used these results to review and assess the Board's and each committee's composition and required skill sets, responsibilities, structure, processes and effectiveness.



# Executive Succession Planning

Succession planning and execution is one of the Board's most important responsibilities, and the success of the Company's recent leadership transitions is a testament to the care and diligence that the Board has devoted to this key topic. For many years, the Board has focused attention on this area and has developed programs and procedures designed to address it. These plans became relevant and actionable when Richard Fain, the Company's long-standing CEO, announced his intention to step down as CEO effective at the beginning of 2022. The resulting transition, which notably included Jason Liberty being promoted to CEO and Naftali Holtz being appointed as CFO, was carried out smoothly and orderly with the oversight of the Nominating and Corporate Governance Committee and the Talent and Compensation Committee.

The Board's succession planning activities are strategic, long-term and supported by the Board's committees and external consultants. Succession planning and talent development are important at all levels within the Company. In accordance with our Corporate Governance Principles, our Talent and Compensation Committee has primary responsibility for reviewing our talent development programs and initiatives for senior executives and for periodically reviewing our programs and practices for overseeing the continuity of capable management.

##  Evaluation of Potential Successors

A key responsibility of the Talent and Compensation Committee is the identification and evaluation of potential successors for each business-critical position in the Company. This includes, our CEO, CFO, Brand Presidents and other positions that have been identified as integral to the delivery of our service. Regularly, the Talent and Compensation Committee, in consultation with the CEO and with the assistance of external consultants, as necessary, reviews the skills, experiences and attributes that the Committee believes are required and/or desirable for each position in light of the Company's then current business strategy, prospects and challenges. For each candidate, the Committee evaluates strengths, contributions, candidate readiness, and areas for development.



##  Recommendations from the CEO

The CEO makes available his recommendations and evaluations of potential successors, along with a review of any development plans recommended for such individuals.



##  CEO Succession Planning

In the event of a CEO transition, the Nominating and Corporate Governance Committee, in consultation with the CEO, provides oversight of the CEO transition process.



##  Ongoing Review by the Board

The Board routinely engages with the Company's leadership team on matters of talent and culture, including around the development of the Company's talent pipeline and advancing diversity and inclusion efforts across the enterprise.

# Corporate Governance

## Board Leadership Structure

The Board is responsible for broad corporate policy and overall performance of the Company through oversight of management and stewardship of the Company. Consequently, the Board believes that the independent directors should have a strong defined leadership roles. The current leadership structure of the Board consists of:

| Name | Title |
|---|---|
| Richard Fain | Chair of the Board |
| William Kimsey | Lead Director, Chair of Audit Committee |
| Vagn O. Sørensen | Chair of Talent and Compensation Committee |
| Stephen R. Howe, Jr. | Chair of Nominating and Corporate Governance Committee |
| Gov. Michael Leavitt | Chair of Safety, Environment, Sustainability and Health Committee |

## Separation of Chair and CEO Position

The Board recognizes that the leadership structure and combination or separation of the CEO and Chair roles are driven by the needs of the Company. As a result, no static policy exists requiring the combination or separation of leadership roles. The Board regularly reviews Board leadership structure and has concluded that separating the positions of Chair and CEO is appropriate at this point in time. While Mr. Fain stepped down as CEO effective January 3, 2022, we believe that the Board and the Company are best served by retaining on the Board his 30 years of experience leading our Company as Chair and CEO. Consequently, the Board asked Mr. Fain to continue to serve as the Chair of our Board. We believe that we will benefit from the strong working relationships and professional trust that Mr. Fain and Mr. Liberty have developed with other members of the Board. Further, the Board believes that the significant leadership roles undertaken by Mr. Kimsey as well as the various independent directors who chair other committees of the Board strike an appropriate balance between effective Board leadership and independent oversight of management.

## Lead Independent Director

Regardless of the specific board leadership structure, our Corporate Governance Principles provides for a strong defined leadership role for a lead independent director. Our current lead independent director is Mr. Kimsey who has served in that role since 2013. Mr. Kimsey has significant experience in corporate governance, senior management of a global business and public company board experience.

### Lead Independent Director

Under our Corporate Governance Principles, the independent directors annually elect an independent director to serve as Lead Independent Director. While the Board has currently separated the positions of Chair and CEO, the Board believes that a lead independent director continues to bring balance to our Board management.

### Key Responsibilities

- Calls meetings of the independent directors.
- Presides at all meetings of the Board at which the Chair is not present, including executive sessions of the independent directors.
- Facilitates communication between the independent directors, our Chair and our CEO.
- Provides independent Board leadership.

- Approves the agenda for all Board meetings and all Board materials.
- Engages with our other independent directors to identify matters for discussion at executive sessions of independent directors and advises our Chair and our CEO of any decisions reached, and suggestions made at the executive sessions.

# Independence

Under our corporate governance principles, at least two thirds of our directors are required to be independent within the meaning of the NYSE standards of independence for directors. Our Corporate Governance Principles contain guidelines established by the Board to assist it in determining director independence in accordance with these NYSE standards. The Board believes that directors who do not meet the NYSE independence standards also make valuable contributions to the Board and to the Company by reason of their experience and wisdom, and the Board expects that some minority of its Board will not meet the NYSE independence standards.

To be considered independent under the NYSE independence standards, the Board must determine that a director does not have any direct or indirect material relationship with the Company or any of its subsidiaries. The Board has established guidelines to assist it in determining director independence in accordance with those standards, which are available on the corporate governance section on our website at www.rclinvestor.com.

Each director must regularly disclose to the Board whether his or her relationships satisfy these independence tests. Based on these disclosures and other information available to it, the Board has determined that all of the directors are independent with the exception of Mr. Fain and Mr. Liberty due to their past and current service as CEO, respectively.

# Meetings

The Board held 5 meetings during 2022. In 2022, each of our directors attended at least 75% of an aggregate of all meetings of the Board and of any committees on which and he or she served during the period the director was on the Board or committee. Our independent directors regularly meet in executive session without management directors present. The Lead Director presides at such meetings.

We do not have a formal policy regarding Board member attendance at the annual shareholders meeting. Two of our Board members were in attendance at our 2022 shareholders meeting in person.

# Board Committees

The Board has established four standing committees: the Audit Committee, the Nominating and Corporate Governance Committee, the Safety, Environment, Sustainability and Health Committee, and the Talent and Compensation Committee. Each of the standing committees is composed solely of independent directors. Each standing committee has adopted a written charter, meets periodically throughout the year, reports its actions and recommendations to the Board, receives reports from senior management, annually evaluates its performance and has the authority to retain outside advisors in its discretion. The primary responsibilities of each committee are summarized in the charts below and set forth in more detail in each committee's written charter, which can be found in the corporate governance section on our website at www.rclinvestor.com.

In addition to these committees, the Board, from time to time, authorizes additional Board committees to assist the Board in executing its responsibilities. Notably, the Board established the ad hoc Strategic and Financial Health Committee that existed from August 2020 to December 2021 to assist in the oversight of management's responsibility to improve the Company's financial health, which was adversely impacted by the effect of the COVID-19 pandemic.

## Audit Committee

**Members:**

*William L. Kimsey (Chair)*
*Stephen R. Howe, Jr.*
*Maritza G. Montiel*
*Vagn O. Sørensen*

**Meetings Held During 2022:**

**8**

### Responsibilities:

- Oversight of
  - the integrity of our financial statements
  - the qualifications and independence of our principal independent auditor
  - the performance of our internal audit function and principal independent auditor
  - our compliance with the legal and regulatory requirements in connection with the foregoing
- Review of and discussions with management and the principal independent auditor regarding the annual audited and quarterly financial statements of the Company and related disclosures
- Discuss with management the guidelines and policies by which management assesses and manages the Company's exposure to risk, including a discussion of the Company's major enterprise risk exposures and the steps management has taken to monitor and mitigate such exposures
- Discuss with management policies regarding the Company's information system and data privacy controls, and cybersecurity
- Review of the controls and procedures related to the Company's environmental, social and governance disclosures
- Preparation of Report of the Audit Committee (page 85)

### Independence and Financial Expertise:

- The Board has determined that each member of the Audit Committee is independent within the meaning of the NYSE and SEC standards of independence for directors and audit committee members
- The Board has concluded that Mr. Howe, Mr. Kimsey, Ms. Montiel and Mr. Sørensen each qualify as an "audit committee financial expert" within the meaning of SEC rules
- The Board has concluded that Ms. Montiel's simultaneous service on four public company audit committees would not impair her ability to serve on the Audit Committee



## Nominating and Corporate Governance Committee

**Members:**

*Stephen R. Howe, Jr. (Chair)*
*John F. Brock*
*William L. Kimsey*
*Eyal M. Ofer*
*Arne Alexander Wilhelmsen*

**Meetings Held During 2022:**

**4**

**Responsibilities:**

- Identification of individuals qualified to become Board members
- Recommendation to the Board of director nominees
- Recommendation to the Board of Corporate Governance Principles
- Recommendation to the Board of Board committee nominees
- Recommendation to the Board of Board committee structure, operations and Board reporting
- Oversee evaluation of Board and management performance
- Oversee the CEO transition process in the event of a CEO transition

**Independence:**

- The Board has determined that each member of the Nominating and Corporate Governance Committee is independent within the meaning of the NYSE standards of independence for directors

## Safety, Environment, Sustainability and Health Committee

**Members:**

*Michael O. Leavitt (Chair)*
*Eyal M. Ofer*
*Donald Thompson*
*Arne Alexander Wilhelmsen*

**Meetings Held During 2022:**

**4**

**Responsibilities:**

- Oversight of our management concerning the implementation and monitoring of our safety (including security), environmental, sustainability and health programs and policies
- Review and monitor our overall strategies, policies and programs that impact the safety, environment and health of our guests, crew, the communities where we operate and the ports where our ships call
- Monitor our overall development of strategies, policies and practices in the areas of energy consumption, greenhouse gas, and other criteria pollutant emissions, waste disposal and water use
- Review of our programs and policies relative to environmental sustainability and our environmental sustainability reporting

 

## Talent and Compensation Committee

**Members:**

*Vagn O. Sørensen (Chair)*
*John F. Brock*
*Amy McPherson*
*Ann S. Moore*
*Donald Thompson*

**Meetings Held During 2022:**

**5**

### Responsibilities:

- Overall responsibility for approving and evaluating the executive compensation plans, policies and programs of the Company
- Annual determination of CEO compensation levels, taking into account corporate goals and CEO performance against these goals
- Annual determination of senior executive compensation levels
- Periodic review and recommendations for director compensation
- Periodic review of talent development programs, human capital management and succession planning
- Preparation of Report of the Talent and Compensation Committee (page 65)

### Independence:

- The Board has determined that each member of the Talent and Compensation Committee is independent within the meaning of the NYSE and SEC standards of independence for directors and compensation committee members

# Board Risk Oversight

## Board Oversight

The Board oversees the Company's risk profile and management's processes for assessing and managing risk, through both the whole Board and its committees. At least annually, the Board reviews strategic risks and opportunities facing the Company and its businesses. Other important categories of risk are assigned to designated Board committees that report back to the full Board.



## Committees of the Board

Committees of the Board consider and review with management at regularly scheduled committee meetings ongoing financial, strategic, operational, legal and compliance risks inherent in the business activities applicable to each committee's area of responsibility.

The committee chairs inform the Board of the outcome of these reviews through reports to the Board at the regularly scheduled Board meetings.

### Audit Committee

- Reviews the Company's guidelines and policies with respect to risk assessment.
- Oversees management of risks relating to financial accounting and compliance matters, including risks associated with financial reporting, internal controls, the internal audit function, the Company's cybersecurity plans, and the Ethics and Compliance Program.

### Nominating and Corporate Governance Committee

- Oversees risks related to the Company's overall corporate governance, including its corporate governance principles, Board and committee structure and composition, Board's self-evaluation process, director nominations, and the Board reporting arrangements of the various committees

### Talent and Compensation Committee

- Oversees risks that are inherent in the design of the Company's compensation plans, policies and practices

### Safety, Environment, Sustainability and Health Committee Charter

- Oversees risks related to the Company's programs and policies in the areas of safety, environment, sustainability, and health



## Management

Management annually performs a Company-wide enterprise risk assessment under the supervision of the Audit & Advisory Services department. This assessment

- is updated at least once during the course of the year;
- identifies those risks inherent in our business plans and strategies with the greatest potential to impact the achievement of our business objectives; and
- is used to provide us with a risk-based approach to managing our business.

Management reviews and discusses the risk assessment report and updates thereto with the Audit Committee and the Board.

## Cybersecurity Risk Oversight

Our Audit Committee and our Board oversee the Company's management of cybersecurity risk. Cyberattacks have continued to intensify in their sophistication and ability to harness information both from the public domain and by means of data exfiltration across public and private institutions. In order to respond to the threat of security breaches and cyberattacks, we have developed a program, overseen by our Chief Information Officer and our Chief Information Security Officer, that is designed to protect and preserve the confidentiality, integrity and continued availability of all information owned by us or in our care. Using a risk-based prioritization approach, our management team focuses on securing our critical assets, updating our cybersecurity detection and prevention capabilities to the new threats, and maturing our compliance processes to protect our operations and our data. We have taken the following foundational steps to address these risks:

1.  Established a global cybersecurity operation center that monitors for cyber threats on a 24-hours a day, year round basis;
2.  Invested in new surveillance technologies, teams and services to improve the Company's cyber defense and offense capabilities;
3.  Implemented enterprise-wide cybersecurity training, anti-phishing and awareness programs for its employees;
4.  Conducted simulations involving various levels of management and members of the Audit Committee; and
5.  Conducted periodic audits and targeted risk assessments of the Company's IT security capabilities to proactively identify and strengthen cyber defense operations.

Our Chief Information Officer and Chief Information Security Officer meet with the Audit Committee on a quarterly basis to review our cybersecurity programs and risks, and the Chair of the Audit Committee informs the Board of the outcome of these committee reviews through updates presented to the Board at the regularly scheduled Board meetings. The full Board also receives periodic briefings on cyber threats in order to enhance our directors' literacy on cyber issues.

## Executive Compensation Risk Oversight

We monitor the risks associated with our compensation programs and individual executive compensation decisions on an ongoing basis. Each year, management undertakes a review of our various compensation programs to assess the risks arising from our compensation policies and practices in accordance with a screening methodology approved by the Talent and Compensation Committee. In 2022 management reviewed each plan and program for risk features and presented its findings to the Talent and Compensation Committee. The risk assessments included a review of the primary design features of our compensation plans, the process to determine compensation pools and awards for employees and an analysis of how those features could directly or indirectly encourage or mitigate risk-taking. As part of the risk assessments, it has been noted that the Company's annual incentive plan allows for discretionary negative adjustments to the ultimate outcomes, which serves to mitigate risk-taking. Moreover, senior management is subject to share ownership and retention policies, and historically a large percentage of senior management compensation has been paid in the form of long-term equity awards. In addition, senior management compensation is paid over a multiple-year cycle, a compensation structure that is intended to align incentives with appropriate risk-taking. Based on this review, management and the Talent and Compensation Committee believe that the nature of our business, and the material risks we face, are such that the compensation plans, policies and programs we have put in place are not reasonably likely to give rise to risks that would have a material adverse effect on our business.

# Shareholder Engagement

## WHY WE ENGAGE

We maintain an ongoing, proactive outreach effort with our shareholders. Throughout the year, members of our investor relations team and members of senior management engage with shareholders in order to:

- Provide visibility and transparency into our business, our performance, and our corporate governance, ESG and compensation practices;
- Discuss with our shareholders the issues that are important to them and share our views; and
- Assess emerging issues that may affect our business, inform our decision-making, enhance our corporate disclosures, and help shape our future practices.

## SHAREHOLDER ENGAGEMENT PROCESS

 **Spring**

Engage with shareholders to gather feedback on compensation and governance practices ahead of the Annual Meeting of Shareholders.

 **Summer**

Review results from the Annual Meeting of Shareholders and conduct targeted responsive engagements with shareholders who did not express support for management proposals.

 **Fall**

Conduct comprehensive engagement with shareholders to discuss developments in the Company's business and strategy, corporate governance matters, executive compensation design, and business priorities for the upcoming year.

 **Winter**

Review shareholder feedback from Fall engagement and discuss with Board potential changes to executive compensation or governance practices in light of feedback received, as well as recommend enhancements to our public disclosures.

## 2022 SHAREHOLDER ENGAGEMENT

**Who we contacted**
In 2022, we reached out to all of our top 50 shareholders, representing 65% of our outstanding shares of common stock, asking to engage with them on our executive compensation program and ESG initiatives.

 65%

**Who we engaged**
Based on this outreach, we scheduled and held meetings with 15 of our top 25 investors who held an aggregate 55% of the outstanding shares of our common stock (or 90% of the common stock held by our top 25 investors).

 55%

**Who is involved in engagement**
- Members of our Investor Relations team as well as our
- CEO;
- CFO;
- Chief People and Outreach Officer;
- Chief ESG Officer; and
- Relevant subject matter experts from the management team participated in these meetings as appropriate.

**Topics of engagement**
During our meetings with investors, we discussed:

- The recovery of our business;
- Our plans to continue to return to consistent financial performance, restoring our balance sheet, our commitment to the improvement of our sustainability reporting and related environment, social, and governance initiatives; and
- Our executive compensation program.

This engagement outreach was in addition to other meetings and discussions that management and investor relations team had throughout the year with shareholders through quarterly earnings calls, individual meetings, road shows, conferences and investor days.

# Other Governance Highlights

We are committed to maintaining strong governance policies and practices, some of which we highlight below:

### Board Composition, Refreshment and Diversity

- ✓ 14 directors
- ✓ 4 of 12 independent directors joined the Board within the last 5 years
- ✓ The 14 members of our Board represent a range of backgrounds and diversity: five (36%) of our directors are gender / ethnically diverse; four (29%) of our directors are women; and three (21%) of our directors are racially / ethnically diverse
- ✓ 4 "audit committee financial experts" on our Audit Committee

### Board Independence

- ✓ 85% of our directors are independent (12 out of 14). Our Corporate Governance Principles require two thirds of our directors to be independent
- ✓ Lead Independent Director ("Lead Director") with robust duties and responsibilities
- ✓ All members of our Board Committees are independent

### Board Responsibilities and Practices

- ✓ All directors attended at least 75% of Board and applicable Board committee meetings
- ✓ Our independent directors regularly meet in executive session without management present, during which the Lead Director presides
- ✓ On an annual basis, the Nominating and Corporate Governance Committee oversees an evaluation of Board and Board committee performance
- ✓ The Board, with the support of the Nominating and Corporate Governance Committee and the Talent and Compensation Committee, is actively involved in overseeing CEO succession planning

### Rights of Shareholders

- ✓ Annual election of directors
- ✓ Majority of votes cast
- ✓ Shareholders with at least 50% of the outstanding shares can call Special Meetings
- ✓ Annual advisory say-on-pay vote
- ✓ No poison pill

### Compensation Accountability

- ✓ Equity ownership guidelines
  - CEO — 6x salary
  - Other named executive officers — 3x salary
  - Board of Directors — $300,000
- ✓ Prohibited hedging or pledging of company securities for all employees and members of the Board of Directors
- ✓ Equity and annual incentive plans permit recoupment in case of a restatement for material non-compliance with financial reporting requirements

### Political Contributions Disclosure

- ✓ In response to shareholder feedback, updated U.S. Political Contributions and Disclosure Policy
  - No independent expenditures directly in support of or in opposition to any candidate.
  - No sponsorships of political action committees.
  - Permissible contributions must be approved by Senior Vice President, Corporate Affairs (or U.S. subsidiary's most senior officer).
- ✓ Policy and annual voluntary disclosures posted on RCG's website

# Certain Relationships and Related Person Transactions

## Review and Approval Related Person Transactions

We have a written Related Person Transaction Policy that requires review of all relationships and transactions in which the Company is a participant and in which a "related person" (including any director, director nominee, executive officer or greater than 5% beneficial owner of the Company or any immediate family member of the foregoing) has a direct or indirect material interest. Under this policy, each director, director nominee and executive officer is required to promptly notify the Corporate Secretary of any such transaction. The Corporate Secretary then presents such transactions to the Audit Committee, which is responsible for reviewing and determining whether to approve or ratify the transactions. The following types of transactions are deemed not to create or involve a material interest on the part of the related person and do not require approval or ratification under the policy, unless the Audit Committee determines that the facts and circumstances of the transaction warrant its review:

- transactions involving the purchase or sale of products or services in the ordinary course of business, not exceeding $120,000;
- transactions in which the related person's interest derives solely from his or her service as a director of another corporation or organization that is a party to the transaction;
- transactions in which the related person's interest derives solely from his or her ownership of less than 10% of the equity interest in another person (other than a general partnership interest) which is a party to the transaction;
- transactions in which the related person's interest derives solely from his or her ownership of a class of equity shares of the Company and all holders of that class of equity securities received the same benefit on a pro rata basis;
- compensation arrangements of any executive officer, other than an individual who is an immediate family member of a related person; and
- non-executive director compensation arrangements.

In reviewing transactions submitted to them, the Audit Committee reviews and considers all relevant facts and circumstances to determine whether the transaction is in, or not inconsistent with, the best interests of the Company and its shareholders, including, without limitation:

- the commercial reasonableness of the terms;
- the benefit and perceived benefit, or lack thereof, to the Company;
- opportunity costs of alternative transactions;
- the character of the related person's interest; and
- the actual or apparent conflict of interest of the related person.

If after the review described above, the Audit Committee determines not to approve or ratify the transaction, it will be cancelled or unwound as the Audit Committee considers appropriate and practicable.

## Related Person Transactions

There were no related person transactions during 2022.

# Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our executive officers and ownership and changes in ownership with the SEC. Based on our review of such reports and written representations from our directors and officers, one transaction on June 1, 2022 was not timely reported on Form 4 on behalf of R. Alexander Lake due to administrative error.

# Corporate Governance Principles

We have adopted Corporate Governance Principles which, along with our Board committee charters, provide the framework for the governance of the Company. The Corporate Governance Principles address such matters as director qualifications, director independence, director compensation, Board committees and committee evaluations. Copies of these principles and our Board committee charters are posted in the corporate governance section on our website at www.rclinvestor.com.

# Code of Ethics

The Board has adopted a Code of Business Conduct and Ethics that applies to all our employees, including our executive officers, and our directors. A copy of the Code of Business Conduct and Ethics is posted in the corporate governance section of our website at www.rclinvestor.com and is available in print, without charge, to shareholders upon written request to our Corporate Secretary at Royal Caribbean Cruises Ltd., 1050 Caribbean Way, Miami, Florida 33132. Any amendments to the code or any waivers from any provisions of the code granted to executive officers or directors that require disclosure under the applicable SEC or NYSE rules will be posted on our website at www.rclinvestor.com.

# Trading in Company Securities

Our Securities Trading Policy prohibits hedging transactions in Company securities by officers, directors and employees. In addition, it prohibits officers and directors from holding Company Securities in a margin account or otherwise pledging Company securities as collateral for a loan.

Additionally, we require officers and directors to pre-clear every transaction in Company securities for themselves, their immediate family members, and any family trust with the Corporate Secretary. This includes purchases, sales, gifts, contributions to a trust and any other transfers.

# Compensation Committee Interlocks and Insider Participation

During 2022, none of the members of the Talent and Compensation Committee (a) was an officer or employee of the Company or any of its subsidiaries, (b) was a former officer of the Company or any of its subsidiaries or (c) had any related party relationships requiring disclosure under Item 404 of SEC Regulation S K. During 2022, no executive officer of the Company served as a member of the board of directors or on the compensation committee of any other company, one of whose executive officers or directors serve or served as a member of the Board or the Talent and Compensation Committee of the Company.

# Contacting Members of the Board

The Board welcomes questions and comments. Interested parties who wish to communicate with non-management members of the Board can address their communications to the attention of our Corporate Secretary at our principal address at 1050 Caribbean Way, Miami, Florida 33132 or via email to corporatesecretary@rccl.com. The Corporate Secretary maintains a record of all such communications and promptly forwards to the Lead Director those communications that the Corporate Secretary believes require immediate attention. The Corporate Secretary periodically provides a summary of all such communications to the Lead Director and he, in turn, notifies the Board or the chairs of the relevant committees of the Board of those matters that he believes are appropriate for further action or discussion.

# Environmental, Social and Governance Overview

## Board Oversight

Our Board provides oversight and guidance on the Company's performance and management of environmental, social and governance ("ESG") issues, including climate change, environmental stewardship, supply chain risk management, human rights, diversity, equity and inclusion and ESG reporting.

 ### Safety, Environment, Sustainability and Health Committee

Reviews and monitors overall strategies, policies and programs that impact the safety, environment, sustainability and health of our guests, crew, the communities where we operate and the ports where our ships call, as well as our overall development of strategies, policies, and practices in the areas of energy consumption, greenhouse gas, physical and transition risks related to climate change and other criteria, pollutant emissions, waste disposal and water use.

 ### Talent and Compensation Committee

Oversees the Company's human capital management strategies, including initiatives for talent diversity, equity and inclusion, talent management, pay equity, succession planning and corporate culture.

 ### Audit Committee

Discusses with management any potential enterprise risks associated with ESG and the controls and procedures concerning the Company's environmental, social and governance disclosures.

 ### Nominating and Corporate Governance Committee

Oversees various aspects of corporate governance and reviews and makes recommendations to our Board concerning Board and committee structure and composition, consistent with the Board's endeavor to be composed of individuals with varying skills and backgrounds (including diversity of race, gender and ethnicity) and experience in business and in other areas that may be relevant to the Company's activities, including those related to ESG.

# ESG Principles

ESG is at the core of our business and rests on five key principles:

 ## Champion Communities and the Environment

We recognize our responsibility to the guests who travel with us, the people who work for us, the communities and destinations that we visit, and the oceans we traverse.

 ## Provide Unforgettable Cruise Experiences

We connect people to the wonders of the world and help them create unforgettable memories.

 ## Foster Human Rights and be an Employer of Choice

We treat our guests, employees, crew, and suppliers with dignity and respect. We act ethically and with integrity so we all can thrive.

 ## Advance Net Zero Innovation

We are committed to decarbonizing our operations through innovation, collaborative partnerships, and an accelerated transition to cleaner fuels, smarter technologies, and improved energy efficiencies.

 ## Govern Responsibly

We believe that good governance and transparency are critical to ESG and help us align corporate decision-making to our ESG strategy and performance. We take an integrated approach to board oversight, risk management and stakeholder engagement and we embed appropriate policies and practices for ethics, compliance, and data security within our operations.

# 2022 Priorities

Throughout 2022, Royal Caribbean's efforts were concentrated on the critical ESG needs of, and issues for, the cruise industry:

 ## Environmental Stewardship

Protecting the environment has been a longstanding core value for us. Thriving, healthy and sustainable oceans are inextricably tied to the health of our business that is why we set ambitious targets in a variety of facets of our business to improve our operations including waste and water management, emission reduction, and sustainable sourcing. Since returning to full service in 2022, we relaunched the third phase of the program to advance our goal of eliminating all single-use plastics from our ships. By the end of 2022, we had achieved a waste from landfill diversion rate of 91%, while producing over 90% of our freshwater on board with an average guest water consumption rate of 66 gallons per day. Our advanced wastewater purification systems purify all wastewater and exceed regulations for most cities within the U.S. Treated wastewater is discharged at least three nautical miles away from land in accordance with sustainable practices and international law.

 ## Decarbonization of Operations

We are committed to decarbonizing our operations through meaningful innovation, partnerships, and action. We have been monitoring and reducing emissions and tracking our energy consumption since 2010. In 2021, we announced our Destination Net Zero strategy which is focused on achieving net zero cruise ship by 2035 and net zero emissions by 2050. In 2022, we added to our strategy a near-term target to reduce our carbon intensity by double digits by 2025, aimed at continuing our advancement in decarbonizing our business. Both our near-term reduction target along with our Destination Net Zero strategy are built on a four-pronged approach which includes the modernization of our global brands fleet through the introduction of new energy-efficient and alternatively fueled vessels, continued investment in energy efficiency programs, development of alternative fuel and alternative power solutions, and optimized deployment and integration of strategic shore-based supply chains. To help on our journey, we are forging strong partnerships with maritime experts, shipyards, and industry associations such as Maersk Mc-Kinney Moller Center for Zero Carbon Shipping.

 ## A Healthy Return to Cruising

We have long maintained some of the industry's most rigorous and thoughtful health and safety protocols. Summer of 2022 marked the return of all our ships to service. It also marked over a year's worth of efforts, going above and beyond, to create a safe, healthy experience for our guests and employees. We delivered over 6 million vacations in 2022, putting into practice the robust and multi-layered approach that positions our cruises at the forefront of healthy sailing.

# Responsible Tourism

At its core, tourism depends on the beauty of the environment. Ensuring the destinations we visit are vibrant and healthy far into the future is critical to the success of our business.

 ## A Partnership for our Oceans



In 2016, we joined forces with World Wildlife Fund to help ensure the long-term health of the oceans by setting, and achieving, ambitious sustainability targets to lessen the company's environmental impact, raise awareness of ocean conservation for our guests and crew, and support ocean conservation projects around the world. We have supported WWF initiatives on wildlife trafficking, commitment to deliver on the promise of the Paris Agreement through the *We Are Still* In coalition and signed on to the *Cascading Materials Vision* for a more sustainable supply chain.

 ## Exploring the World Sustainably



We deepened our commitment to responsible tourism in 2016, when we set a goal to offer our guests 1,000 destination tours certified by the Global Sustainable Tourism Council (GSTC) by 2020. By 2021, we had more than doubled our 2020 goal, with 2,000-plus GSTC-certified tours available to guests. GTSC-certified tour operators agree to protect the overall health of destinations, preserve local heritage, maximize social and economic benefits to the community, and reduce negative impacts to the environment from travel-related waste. In 2022, we continued to expand this commitment and have now set a goal to have 60% of all tours offered by RCG certified to the GSTC standard by 2025. For us, GSTC certification enables us to align our sustainability philosophy with the practices of our third-party tour operators.

 ## Sourcing Sustainably



Our supply chain, through a large and diverse network of suppliers, fuels everything we do. As a result, we collaborate with partners to support the sustainable sourcing movement and the improvement of animal welfare throughout the food supply. Most notably we are working with World Wildlife Fund to source Marine Stewardship Council (MSC) and Aquaculture Stewardship Council (ASC) seafood and supporting fishery improvement projects that boost the overall supply of responsibly produced seafood and ensure the livelihoods of artisanal fishers and their communities. Additionally, we worked with the U.S. Humane Society to set targets aimed at improving the treatment of farm animals raised for consumption in our supply chain.

# Human Capital Management

Great vacations begin with great employees. Each day, our employees from all around the world go above and beyond to deliver exceptional vacations to our guests. Our leadership team, with oversight from our Board of Directors, strives to maintain a work environment that reinforces collaboration, motivation and innovation, and believes that a strong employee-focused culture is essential to a good business.



## Empowering Women in a Male-Dominated Industry

The maritime world has always been male-driven – in fact, there was a time having a woman on board ranked at the top of a long list of sailors' superstitions. That's since changed. In 2015, Celebrity Cruises appointed Captain Kate McCue as the first American female captain, starting an intentional effort by the brand to attract more women to the industry and into leadership roles across our fleet. Now, our Celebrity Cruises brand is taking it further, with ambitions to raise the ratio of women to men on their ships' bridges.



## Diversity, Equity, and Inclusion

We have always promoted an inclusive workplace – both on land and at sea – where our employees can contribute fully and bring their diverse perspectives to the workplace. We have seven employee resource groups (ERGs) with international participation: Multicultural Organization for Royal Employees, Pride (LGBTQ+), Served (Veterans), Network of Women, Royal Organization for Abilities, African Americans, and Young Professionals. Each ERG provides opportunities for employees to connect, network and develop. They also partner with leadership to provide ongoing feedback and establish a culture of belonging. RCG is proud of our diversity achievements, which include being named as a Latino Equity 100 Organization by Latino Magazine and a 2022 LGBTQ Workplace Equality Honoree by the Human Rights Campaign Foundation. Our DEI efforts and all human capital metrics are reviewed annually with our Talent and Compensation Committee.



## Employee Engagement and Development

We measure employee engagement on a quarterly basis on land and monthly on our ships. Since the start of the pandemic, we've increased our listening through surveys and focus groups and dedicated ourselves to act on the feedback we receive. We've also increased our wellness programs and improved our employee assistance program. During 2022, we worked on the development of our "Propelled by People" campaign, a new platform to share the voices and stories of our employees and crew members across the world and increase employee engagement.

Our employee development programs are designed to grow and advance our leaders by developing premier learning, mentorship, coaching and planning programs. We are also focused on succession planning and increasing the readiness of internal talent to take on business-critical roles. Our Talent and Compensation Committee regularly reviews our succession planning process and pipeline talent.

# ESG Reporting

We believe in transparency, accountability and continuous improvement. Our reporting reflects our belief that what gets measured gets better. This is why we have published a comprehensive sustainability report since 2008. To maximize the breadth and depth of our disclosures, we reference the guidelines of the Global Reporting Initiative and align with the Sustainability Accounting Standards Board (SASB) Industry Standards for Cruise Lines. We have also reported the details of our climate related performance and governance to the CDP Climate Change (formerly known as the Carbon Disclosure Project) since 2010 and have been recognized for taking coordinated action on climate issues. We also continue to work on the publication of an initial report following the recommendations of the Task Force on Climate Related Financial Disclosures (TCFD), which we plan to release in 2023. Our corporate website provides information about our environmental performance goals and sustainability initiatives.

# Advisory Vote to Approve the Compensation of Our Named Executive Officers



**The board recommends a vote "FOR" this proposal.**

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, our shareholders have the opportunity to cast an advisory vote to approve the compensation of our NEOs.

As described in detail under the heading "Compensation Discussion and Analysis," we adhere to a pay-for-performance philosophy and, to this end, our executive compensation programs are designed to align the interests of our executives with the interests of our shareholders, recruit, retain and motivate a talented and high-performing management team and reward our NEOs for their positive contributions to both short-term and long-term corporate performance. Shareholders are urged to read the Compensation Discussion and Analysis, which discusses in detail how our compensation policies and procedures implement our compensation philosophy.

# Executive Compensation

## Letter from the Talent and Compensation Committee

Dear Shareholders,

It is incredible to consider that just over one year ago, Royal Caribbean Group was in the midst of managing Omicron, still in the process of returning ships to service, and sailing at load factors below 60%. Despite these challenges, we finished 2022 on a high note as we returned our business to full operations, normalized occupancy levels, achieved positive operating cash flows, and also achieved greater revenue per passenger cruise day as compared to 2019. We are proud of the efforts of our entire workforce for executing so well on our mission of delivering the best vacation experiences, responsibly, and building the foundation for our future growth.

*2022 Compensation Program*

As we reflect on the challenges and progress from recent years, we remain committed to maintaining strong executive pay and governance practices in which compensation is tied to performance. The Talent & Compensation Committee structured the 2022 compensation program to ensure our NEOs were appropriately incentivized and rewarded for their achievements:

- For our President and CEO, we returned to the historical practice of using solely quantitative financial and operational metrics for determining payouts under the short-term incentive plan.
- An ESG composite metric was added to both our 2022 Executive Bonus Plan and the metrics used for the PSUs granted in 2022 for the period ending December 2024.
- As described in detail in the Compensation Discussion and Analysis (CD&A) section that follows, we implemented a total of seven key performance indicators for our Executive Bonus Plan designed to incentivize our NEOs to 1) ensure RCG's financial strength, 2) make prudent financial and operational decisions as the company resumed full operations, and 3) advance certain of our ESG goals related to reduction of fuel consumption, progress on initiatives related to diversity, equity and inclusion, and cybersecurity. These changes further enhance the rigor of the compensation structure and strengthen pay and performance alignment.
- PSU Awards granted in 2022 for the period ended December 2024 were granted with target performance levels that were challenging and aligned with Board-approved three-year return on invested capital (ROIC), adjusted earnings per share (EPS), leverage, as well as ESG targets.
- No discretionary adjustments were made to payouts for the PSUs granted in 2020 for the period ended December 2022, which fell short of our targets due to the extended negative impact of the COVID-19 pandemic on our organization throughout this period.

*Shareholder Engagement*

We view engagement with our shareholders as a top priority. During the 2022 engagement season, RCG contacted its top 50 shareholders, representing approximately 65% of its outstanding common stock and held meetings with 15 of them, collectively holding about 55% of our outstanding common stock (or 90% of the common stock held by the top 25 investors). During these conversations and meetings, most shareholders understood the rationale for the compensation-related actions taken during 2020 and 2021 in order to continue to reward, incentivize and retain our NEOs during such an unprecedented time. They also supported our plans to return to the use of more quantitative metrics for our incentive compensation program for 2022 as our operations stabilized, as well as the introduction of ESG measures.  As a result of this engagement, 79% of the votes cast at our 2022 Annual Meeting of Shareholders supported our say-on-pay proposal. We intend to continue to engage with our shareholders to ensure that our actions are in-line with, and responsive, to their expectations.

We look forward to continuing to work with the full Board of Directors and executive team in overseeing and executing on our strategic priorities. We will continue to be responsive to our shareholders as we seek to maintain a highly performance-based executive compensation program that drives long-term value creation for our shareholders.

Sincerely,


**Vagn O. Sørensen, Chair**


**John F. Brock**


**Amy C. McPherson**


**Ann S. Moore**


**Donald Thompson**

# Compensation Discussion and Analysis

RCG's executive compensation program is designed to align executive compensation with the long-term interests of our shareholders. This CD&A provides shareholders with information about our business, 2022 performance, our disciplined approach to compensation and 2022 compensation decisions for our 2022 Named Executive Officers ("NEOs") listed below.

As discussed earlier in this proxy statement, on November 6, 2021, Mr. Fain announced that he would be stepping down from his position as Chief Executive Officer effective January 3, 2022. In connection with this transition, the Board promoted Jason Liberty to serve as President and Chief Executive Officer, transitioning from his former position as EVP and Chief Financial Officer, and promoted Naftali Holtz, our former SVP of Finance, to the role of Chief Financial Officer. Mr. Fain did not receive any compensation in 2022 for his role as Chief Executive Officer.

## RCG's 2022 Named Executive Officers

|  |  |  |  |  |  |
|---|---|---|---|---|---|
| **Richard Fain** | **Jason Liberty** | **Naftali Holtz** | **Michael Bayley** | **Lisa Lutoff-Perlo** | **Harri U. Kulovaara** |
| Chairman & Former Chief Executive Officer | President and Chief Executive Officer ("CEO") and Former Chief Financial Officer | Chief Financial Officer ("CFO") | President and Chief Executive Officer, Royal Caribbean International | President and Chief Executive Officer, Celebrity Cruises | Executive Vice President, Maritime |

## Table of Contents

# RCG's 2022 Performance – Key 2022 Successes

## Successful Return to Full Operations

**100%**
of fleet in operation since June 2022

**95%**
Significant ramp-up in load factors, from 57% in first quarter to 95% in the fourth quarter of 2022

**+3.5%**
Strong demand for our vacation experiences; 3.5% increase in revenue per passenger cruise day versus 2019

**6 M**
6 million vacations delivered during 2022 at high guest satisfaction scores

## Enhancing Platform for Long-Term Growth


Launched 3 new ships

Strong pipeline capacity of 10 new ships to be delivered in 2023-2026

**≈1,000**
Destinations visited

Advanced critical port and destination efforts for a diversified port portfolio


Continued investments in private destinations and our digital infrastructure to enhance our guest experience and commercial capabilities


In November 2022, the Company introduced the Trifecta program, a new three-year initiative designed to drive superior performance

## Strong Liquidity and Improving Financial Performance

**> $2.9 B**
Year-end liquidity


Disciplined cost management and focus on profitability, abating inflationary cost increases of more than 25% since 2019


Successfully refinanced $6.9 billion of debt to manage debt maturity profile


Generated approximately $500M of operating cash flow

## ESG is Core to our Business


Opened the first net zero cruise terminal in Galveston, Texas


Launched a new environmental protection initiative – "Blue Green Promise" – aimed at supporting resilient and sustainable ocean communities


Set a short-term target for Destination Net Zero to reduce carbon intensity by double digits by 2025


Introduced our "Propelled by People" campaign, a new platform to increase employee engagement

# Compensation Overview

## Maintain Robust Corporate Governance Policies that Align Executives' Interests with Those of our Shareholders

Our Talent and Compensation Committee seeks to align our compensation practices with strong corporate governance practices. As reflected below, we believe that robust corporate governance practices are integrated into our 2022 executive compensation program.

### What We Do

- ✓ Robust stock ownership guidelines - 6x base salary for CEO and 3x for other NEOs
- ✓ Clawback policy that applies to cash and equity incentive compensation
- ✓ "Double trigger" change in control provisions in employment agreements
- ✓ "Double trigger" change in control provision for acceleration of equity
- ✓ Both short-term and long-term incentive awards tied to performance metrics designed to deliver long-term growth, drive shareholder value, and align with our ESG commitments
- ✓ Equity Plan requires minimum one-year vesting for all equity awards
- ✓ Multi-year vesting of equity awards
- ✓ Independent compensation consultants, report directly to Talent and Compensation Committee
- ✓ Comprehensive annual assessment of compensation risks
- ✓ Annual say-on-pay vote

### What We Do Not Do

- ✗ No extensive perquisites – All Other Compensation represented approximately 2% of CEO's 2022 Total Compensation
- ✗ No acceleration of vesting of equity awards in connection with terminations, absent a change in control
- ✗ No pledging or hedging of shares
- ✗ No tax gross-ups on perquisites or change in control benefits
- ✗ No pension or supplemental retirement plan benefits
- ✗ Equity plan does not permit liberal share recycling
- ✗ No liberal change of control definition in equity plan or employment agreements

## Designed our Executive Compensation to Be Performance-Based

Our commitment to performance-based compensation is illustrated by the following charts, which show the mix of each compensation component at target levels for our President & CEO and for our other NEOs for 2022 (excluding Mr. Fain who served as NEO for only the first two calendar days of 2022).

### President & CEO

89% Variable Compensation



26% Time Based Long-Term Incentive

11% Base Salary

23% Annual Incentive

40% Performance Based Long-Term Incentive

### Other Named Executives

81% Variable Compensation



23% Time Based Long-Term Incentive

19% Base Salary

23% Annual Incentive

35% Performance Based Long-Term Incentive

## Aligned Strategy and Pay

Our executive compensation program ties a significant portion of our NEOs' compensation to the operational and financial performance of our company. 2022 was a transitional year for the Company which marked the return to full operations and more normalized occupancy levels. In anticipation of this, the Talent & Compensation Committee returned to using a quantitative performance-based approach for our Executive Bonus Plan, as described below. This quantitative approach aligns with our compensation philosophy and in large part with the structure of our pre-COVID-19 compensation program. This approach is also responsive to the feedback we received from our shareholders during 2022. As such, 100% of our CEO's payout for the Executive Bonus Plan was based on company-wide performance and no longer includes individual performance. As it relates to the long-term performance-based equity awards, the PSU Awards granted in 2022 for the performance period ending December 31, 2024 were granted with target performance levels that were challenging and in-line with Board-approved three-year ROIC, Adjusted EPS and Leverage targets as well as ESG targets. We've also embedded ESG targets as part of both short-term and long-term incentive awards to drive continued improvement in areas such as alternative energy sourcing, employee engagement, cyber maturity ratings, and diversity, equity and inclusion initiatives, among others.

## Engaged with Shareholders and Responded to their Comments

It is our long-standing practice to actively engage with our shareholders throughout the year. We believe it is important to directly engage with our shareholders as a means of soliciting their views on matters such as corporate governance, executive compensation and environmental and social initiatives, among other important topics. We use this feedback to assist management and the Board with matters requiring a broader shareholder perspective. We also take into account the feedback our shareholders provide through the annual say-on-pay advisory votes on our executive compensation.

Historically, our shareholders have overwhelmingly supported our executive compensation program, which has received an average of 91% support from 2011 when we held our first say-on-pay vote through our 2022 Annual Meeting of Shareholders. Last year, certain large proxy advisory firms recommended a vote against our say-on-pay proposal. In light of these recommendations, prior to the 2022 Annual Meeting of Shareholders, we conducted a robust shareholder engagement process to further explain our executive compensation program, our Talent and Compensation Committee's decisions regarding our pay-for-performance philosophy and the rationale for certain compensation decisions made during 2020 and 2021 as a result of the challenges created by the pandemic and in connection with our planned leadership transition. During these conversations and meetings, most shareholders expressed understanding of our rationale for the compensation-related actions taken during 2020 and 2021 in order to continue to reward, incentivize and retain our NEOs during such an unprecedented time. They also supported our plans to return to the use of more quantitative metrics for our incentive compensation program for 2022 as our operations stabilized as well as the introduction of ESG measures. As a result of this engagement, 79% of the votes cast at our 2022 Annual Meeting of Shareholders supported our say-on-pay proposal.

The table below describes the feedback we received during our recent engagements related to our executive compensation program and the revisions that our Talent and Compensation Committee implemented for 2022 in light of these discussions.

| What We Heard | | Actions Taken |
|---|---|---|
| <br><br>Our shareholders generally viewed our management's performance as strong and understood our need to utilize more qualitative metrics for a limited period of time and exercise discretion in challenging circumstances. However, our shareholders supported us returning to our historical use of quantitative financial and operational metrics once operations had normalized and using limited discretion in evaluating performance against those pre-determined quantitative metrics. |  | • For 2022, the short-term incentive plan for the CEO returned to our historical practice of being based solely on financial and objective operational metrics, with the short-term incentive plan for the NEOs also being based primarily on financial and objective operational metrics.<br>• The performance-based long-term incentive awards granted in 2022 for the performance period ending December 2024 are based on quantitative financial and operational metrics.<br>• The performance-based long-term incentive awards granted in 2022 for the performance period ending December 2024 were granted with target performance levels that were challenging and in-line with Board-approved three-year ROIC, Adjusted EPS, leverage targets as well as ESG targets.<br>• PSUs granted in 2020 for the period ended December 2022 paid out at 35% of target, with no discretionary adjustments. |
| <br><br>Our shareholders understood the competitive nature of our operational performance metrics but generally wanted more transparency with respect to the difficulty of our financial metrics. |  | • This CD&A includes enhanced disclosure of the financial targets and performance levels of Adjusted EPS, which metric determines 60% of the payout under our company-wide performance component of our Executive Bonus Plan and 40% of the payout under the PSUs granted in 2020 for the period ending December 2022. |
| <br><br>Our shareholders expressed support for adding ESG measures to our compensation program. |  | • An ESG composite metric was added to both our 2022 Executive Bonus Plan and the metrics used for the PSUs granted in 2022 for the period ending December 2024 (as further described below). |

## Aligned our Compensation with Our ESG Commitments

Our commitment to meet the environmental, social and governance (ESG) challenges of our time is core to our business strategy. Continuous improvement is the persistent wave that drives our work, the ships we build, the infrastructure we develop in coastal communities, and the ESG targets we aim to achieve. As part of that commitment, commencing in 2022, we embedded ESG metrics in the annual and long-term metrics upon which we evaluate our NEOs. With respect to our annual Executive Bonus Plan, ESG metrics are a component of our corporate and our brand operational performance metrics. With respect to our PSU program, 20% of the performance target is based on a composite of ESG metrics. These metrics take into account performance with respect to our goals on alternative energy sourcing, employee engagement, cyber maturity rating from the National Institute of Standards and Technology (NIST), and diversity, equity and inclusion initiatives, among others.

# How We Make Compensation Decisions

## Our Compensation Philosophy and Principles

Our fundamental compensation philosophy remains unchanged: we adhere to a pay-for-performance philosophy. In line with this philosophy, we have designed our compensation programs to support three main goals:

| Align the interests of our executives with the interests of our shareholders | Recruit, retain, and motivate an elite management team | Reward positive contributions to both short-and long-term corporate performance |
| --- | --- | --- |

| PRINCIPLES | IMPLEMENTATION |
| --- | --- |
| Total direct compensation levels should be sufficiently competitive to attract, motivate and retain the highest quality executives. | Our Talent and Compensation Committee seeks to establish target total direct compensation (salary, short-term incentive and long-term incentive) at appropriate levels relative to our Market Comparison Group, providing our executives the opportunity to be competitively rewarded for our financial and operational performance. Total direct compensation opportunity (i.e., maximum achievable compensation) should increase with position and responsibility. |
| Performance-based and "at-risk" incentive compensation should constitute a substantial portion of total compensation. | We seek to foster a pay-for-performance culture, with a significant portion of total direct compensation being performance-based and/or "at risk." Executives with greater responsibilities and the ability to directly impact our strategic and operational goals and long-term results should bear a greater proportion of the risk if these goals and results are not achieved. Therefore, the more senior the executive, the greater the percentage of total compensation in the form of performance-based and/or "at risk" compensation. |
| Long-term incentive compensation should align executives' interests with our shareholders' interests to further the creation of long-term shareholder value. | We focus on ensuring that executive compensation includes a high proportion of long-term performance-based equity compensation. Awards of equity-based compensation encourage executives to focus on our long-term growth and prospects and incentivize executives to manage our company from the perspective of owners with a meaningful stake and to encourage them to remain with us for long and productive careers. Our stock ownership guidelines further enhance the incentive to create long-term shareholder value. Equity-based compensation also subjects our executives to market risk, a risk also borne by our shareholders. |

# 2022 Compensation Elements and 2022 Decisions

## Compensation Elements

We provide compensation to our executives consisting of three principal elements: base salary, performance-based annual incentive bonus and long-term equity awards. The objectives and key features of each pay element are described below.

| | | Pay Elements | CEO | Other NEOs | Objective | Key Features |
|---|---|---|---|---|---|---|
| Fixed | Cash Compensation | Base Salary | 11% | 19% | • Provide a base level of income in line with expertise, experience, tenure, performance, potential and scope of responsibility | • Set annually based on market competitiveness and in-line with performance and contributions to the achievement of Company goals<br>• Increases, when appropriate, are provided based on market movements, scope of responsibilities, and merit |
| Variable | Cash Compensation | Performance-Based Annual Incentive | 23% | 23% | • To focus executives on annual financial and operational performance<br>• To reward executives for performance relative to our short-term goals and initiatives | • Earned based on company-wide and, if applicable, brand-specific financial and operational objective metrics and individual performance against previously established strategic goals, including, but not limited to, Adjusted EPS (corporate), adjusted brand operating income, if applicable, and an ESG composite<br>• Payouts range from 0% and 200% based on achievement of results during the year<br>• For our President and CEO, payout is entirely based on corporate performance. For other NEOs, one-third is determined based on individual performance and two-thirds is determined by corporate and, if applicable, brand performance |
| Variable | Equity Compensation | Performance-Based Restricted Shares | 40% | 35% | • Structured to align with shareholder interests, reward the achievement of long-term goals and promote stability and corporate loyalty among the executives | • Earned only if specified financial performance measures are met<br>• Typically, with a three-year performance measure<br>• PSU Awards granted in 2022 for the period ended December 2024 will be earned based on Adjusted EPS, ROIC, Leverage and an ESG composite<br>• PSU Awards granted in 2022 for the period ended December 2024 can range from 0% to 200% of target |
| Variable | Equity Compensation | Time-Based Restricted Stock Units | 26% | 23% | • Multi-year vesting requirements align our executives' interests with our shareholders and incentivize retention of our executive talent | • Set annually based on market competitiveness and in-line with performance and contributions to the achievement of Company goals<br>• Increases, when appropriate, are provided based on market movements, scope of responsibilities, and merit. |

# Base Salary

***Why we pay base salaries***. Base salaries comprise, on average, less than 20% of the target total direct compensation for our NEOs. During 2022, base salary represented 11% of target total direct compensation for our CEO and an average of 19% for our other NEOs. However, base salaries are an important and customary element of pay for attracting and retaining executives. The Talent and Compensation Committee seeks to pay each NEO a level of base salary that competitively reflects their scope of responsibility.

The primary considerations used in setting base salary levels include each NEO's:

- scope of responsibilities;
- expertise and experience;
- tenure with the organization

- competitiveness as measured against the Market Comparison Group; and
- performance and potential to further our business objectives

The Talent and Compensation Committee generally reviews salaries in the early part of each year and, if appropriate, adjusts them to reflect changes in the above considerations and to respond to market and competitive pressures.

***Our 2022 Base Salary Decisions***. The Talent and Compensation Committee approved base salary increases for 2022 for each of Mr. Liberty and Mr. Holtz to account for their increased roles and responsibilities following their respective promotions to Chief Executive Officer and Chief Financial Officer in early 2022. The Talent and Compensation Committee also considered compensation benchmarking provided by the Committee's independent compensation consultant and adjusted the base salary for Mr. Liberty and Mr. Holtz to move them closer to the market median for their respective positions. The Talent and Compensation Committee approved modest base salary increases for the other NEOs in recognition of their strong leadership during the pandemic and the Company's successful return to service. In making this determination, the Talent and Compensation Committee also considered that none of the NEOs received a base salary increase in 2021.

| Name | Base Salary | | Percent Change |
|---|---|---|---|
| | 2021 | 2022 | |
| Jason T. Liberty | $ 950,000 | $1,200,000 | 26.3% |
| Naftali Holtz[1] | $ n/a | $ 675,000 | n/a |
| Michael W. Bayley | $1,000,000 | $1,050,000 | 5.0% |
| Lisa Lutoff-Perlo | $ 820,000 | $ 861,000 | 5.0% |
| Harri U. Kulovaara | $ 810,000 | $ 850,500 | 5.0% |

[1]  Mr. Holtz was a NEO for the first time in fiscal 2022.

# Performance-Based Annual Incentive

***Why we pay annual performance-based compensation***. We believe that annual incentive programs focus executives on annual financial and operational performance enabling them to better manage the cyclical nature of our business and to reward executives for performance relative to our annual goals and initiatives. We pay our annual performance-based compensation pursuant to our Executive Short-Term Bonus Plan (the "Executive Bonus Plan"). The Executive Bonus Plan is designed to reward our executives for the achievement of RCG's annual financial and/or strategic goals and to recognize individual contributions. For 2022, the Executive Bonus Plan represented approximately 23% of the NEOs' target total direct compensation.

***How we determine annual target bonus***. Each year, the Talent and Compensation Committee considers the responsibilities of each executive and the competitiveness of our target bonus opportunity compared to our Market Comparison Group. The Talent and Compensation Committee then sets the annual Executive Bonus Plan target for each NEO, as a percentage of base salary. For 2022, the Talent and Compensation Committee approved an increase to the Executive Bonus Plan target for Mr. Liberty and Mr. Holtz in connection with the Company's leadership transition and their respective promotions. There were no changes to the target percentages for the other NEOs.

| Name | 2022 Bonus Target (% of base salary) | 2022 Target Amount |
|---|---|---|
| **Jason T. Liberty** | 200% | $ 2,400,000 |
| **Naftali Holtz** | 100% | $ 675,000 |
| **Michael W. Bayley** | 140% | $ 1,470,000 |
| **Lisa Lutoff-Perlo** | 130% | $ 1,119,300 |
| **Harri U. Kulovaara**[1] | 100% | $ 850,500 |

[1] Based on his unique and focused responsibilities, in addition to his bonus target, Mr. Kulovaara's employment agreement provides that he is entitled to a bonus of $150,000 for each ship delivered during a fiscal year. During fiscal year 2022, the Company took delivery of two new ships.

*How we measure annual performance*. For 2022, the Talent and Compensation Committee reverted to the pre-COVID framework of the Executive Bonus Plan, pursuant to which annual performance is based on: (1) company-wide performance as well as brand performance, depending on the NEO's areas of responsibility and (2) for NEOs other than the CEO, individual performance against previously established strategic objectives. Company-wide and brand performance is measured 60% based on financial measures (Adjusted earnings (loss) per share for company-wide and adjusted brand-specific operating income for brand performance) and 40% based on a composite of financial, operational, and ESG-related key performance indicators ("KPIs").

For 2022, the framework of the Executive Bonus Plan was as follows:

| Name | 2022 Executive Bonus Plan Framework | | |
|---|---|---|---|
| | Company-Wide Performance | Brand Performance | Individual Performance Against Strategic Objectives |
| **Jason T. Liberty** | 100% | – | – |
| **Naftali Holtz** | 66.67% | – | 33.33% |
| **Michael W. Bayley**[1] | 33.34% | 33.33% | 33.33% |
| **Lisa Lutoff-Perlo**[2] | 33.34% | 33.33% | 33.33% |
| **Harri Kulovaara** | 66.67% | – | 33.33% |

[1] Brand performance for Mr. Bayley was based on Royal Caribbean International

[2] Brand performance for Ms. Lutoff-Perlo was based on Celebrity Cruises

## Metrics Comprising the Executive Bonus Plan

| Company-Wide Performance | Brand Performance | Individual Performance |
|---|---|---|
| **60%**<br>Adjusted EPS | **60%**<br>Adjusted Brand Operating Income | |
| **40%**<br>Financial, Operational and ESG-Related KPIs<br><br>7% Liquidity<br>7% Adjusted Gross Margin<br>7% Net Promoter Score/ Guest Satisfaction<br>7% Safety and Security<br>6% Employee Engagement<br>6% ESG Composite Index | **40%**<br>Financial, Operational and ESG-Related KPIs<br><br>7% Percentage Capacity in Operations<br>7% Adjusted Gross Margin<br>7% Net Promoter Score/ Guest Satisfaction<br>7% Safety and Security<br>6% Employee Engagement<br>6% ESG Composite Index | **100%**<br>Evaluation by Talent and Compensation Committee of individual performance for NEOs other than the CEO |

***Company-Wide Financial Metric***. For 2022, the Talent and Compensation Committee approved using Adjusted EPS as an important financial metric for evaluating annual company-wide performance, reflecting our renewed focus on delivering profitable growth as we resumed operations.

In accordance with the terms of the Executive Bonus Plan, the Talent and Compensation Committee adjusted this number for purposes of 2022 annual bonuses to account for fuel price and interest rate variances from the prices and rates used for the Company's initial forecast when setting targets, net of hedging impacts. These adjustments avoid penalizing or benefiting our NEOs for significant fluctuations in fuel prices and interest rates that are outside of the initial forecasted range and over which they have no control. In addition, and consistent with the Talent and Compensation Committee's discretion under the Executive Bonus Plan, the net financial results and interest expense related to the opportunistic acquisition of the *Silver Endeavour* vessel were excluded from the Company's financial results, as the targets for the Executive Bonus Plan were established prior to that acquisition. This adjustment increased Adjusted EPS.

The table below sets forth the targets and the achieved performance results approved by the Talent and Compensation Committee for this financial metric.

| Metric | Weighting | Payout | | | | | | 2022 Approved Results | Payout % |
|---|---|---|---|---|---|---|---|---|---|
| | | 0% | 90% | 100% | 110% | 150% | 200% | | |
| Adjusted EPS ($ Million) | 60% | ($17.03) | ($8.79) | ($6.54) | ($4.29) | ($2.37) | $3.95 | ($6.82) | 98% |

***2022 KPIs for Company and Brand Performance***. In establishing the 2022 Executive Bonus Plan KPIs for both company-wide and brand performance, the Talent and Compensation Committee focused on selecting metrics that would best position the Company to safely and efficiently return to operations, while also incentivizing strong financial performance. Although 2022 represented a unique transitional year, the Talent and Compensation Committee supported the return to the historical practice of using solely quantitative financial and operational metrics as opposed to qualitative measures when measuring annual company-wide and brand performance. The table below sets forth each KPI, the weighing of each KPI and how they were measured. The target achievement levels for each KPI was set to require significantly challenging, but attainable, results.

| KPIs | Weight | How Evaluated |
|---|---|---|
| **Financial** | | |
| Liquidity[1] | 7% | The amount of cash and cash equivalents, undrawn capacity under the Company's credit facilities and available but undrawn loan commitments as of December 31, 2022, adjusted to exclude transaction costs related to proactive financing actions to address near-term debt maturities and the impact of fuel price increases. This metric was intended to reward NEOs for their cost-management initiatives and their success in driving debt and equity raising activities. |
| Adjusted Gross Margin | 7% | Gross Margin, adjusted for payroll and related fuel, food other operating expenses, depreciation and amortization, and the net financial results and interest expense related to the opportunistic acquisition of the Silver Endeavour vessel. Gross Margin is calculated as total revenues less total cruise operating expenses and depreciation and amortization. |
| **Operational** | | |
| Percentage Capacity in Operations[2] | 7% | Percentage of available passenger cruise days ("APCDs") in operation during 2022. APCD is our measurement of capacity and represents double occupancy per cabin multiplied by the number of cruise days for the period, which excludes canceled cruise days and cabins not available for sale. |
| Net Promoter Scores (NPS) / Guest Satisfaction | 7% | Third party surveys / net promoter scores, measuring customer satisfaction with their most recent cruise, his or her intent to cruise again with us and his or her willingness to recommend that others cruise with us. |
| Safety and Security | 7% | Composite score comprised of safety incident frequency and severity, audit and compliance scores, COVID protocols and other safety, security, environment and health measures, which we believe are key to our extremely high safety and security standards and our goal of being a good steward of the environmental resources we manage. |
| Employee Engagement | 6% | Quarterly pulse surveys, conducted by outside firm, of shoreside and shipboard employees measuring both employee satisfaction and employee engagement, which is defined as the tendency of employees to exert discretionary effort for our benefit. |
| **ESG** | | |
| ESG Composite Index | 6% | Composite of the following three equally-weighted quantitative ESG metrics that measure our progress with respect to our goals on (1) improvement of cybersecurity maturity rating from the National Institute of Standards and Technology (NIST), (2) programs related to diversity, equity, and inclusion, and (3) reduction of fuel consumption per berth. |

[1] This measure was used for purposes of evaluating company-wide performance only.

[2] This measure was used for purposes of evaluating brand performance only.

The Talent and Compensation Committee established performance levels for each metric at which executives could earn from a threshold of 50% up to a maximum of 200%, along with performance measures identified at 90%, 100%, 110%, and 150%. Although historically the Executive Bonus Plan provided for performance levels that ranged from 0% to 300% for company-wide and brand-wide metrics and 0% to 200% for individual performance, for 2022 the Talent and Compensation Committee capped the maximum performance at 200% for both the company-wide and brand performance metrics and the individual performance metric. Achievement in between these performance levels would be calculated on a linear basis.

**Compensation Discussion and Analysis**

In evaluating the company-wide performance under each the above KPIs, it is useful to highlight that:

- Our **financial KPIs** (i.e., liquidity and adjusted gross margin) paid out on average at 99% of target, reflecting improvement in our financial results following resumption of operations and our strong liquidity position as of year-end;
- Our **operational KPIs** paid out on average at 87% of target, primarily attributable to exceeding the benchmarks for employee engagement and the successful implementation of robust COVID-19 safety and security protocols to ensure the safe return of our ships into service; and
- Our **ESG composite index** exceeded target, with an average payout across the three subcomponents of 133% of target. For this component, the Talent and Compensation Committee considered that the Company successfully delivered on four specific goals related to pay equity initiatives, development of executive council on diversity, and the expansion of employee resource groups for underrepresented racial and ethnic groups. In addition, the Company exceeded targets for NIST cybersecurity maturity rating and fuel consumption per berth.

*Individual Performance*. The individual performance component of our Executive Bonus Plan awards is intended to reward managerial decision-making, behavioral interaction, and overall contribution. As discussed above, individual performance represented 33.33% of the bonus opportunity for each of our NEOs except for Mr. Liberty, as his bonus was based 100% on corporate performance. None of the individual goals are material to understanding the Executive Bonus Program or how annual targets were determined for 2022. The Talent and Compensation Committee approves the final individual achievement and bonus payout for each of the other NEOs based on the CEO's recommendation.

The Talent and Compensation Committee considered each NEOs achievement of his or her individual goals and overall contribution to our successful growth, how each one directed their area of responsibility to meet ongoing challenges of the pandemic during 2022, and the results of specific projects they were responsible for during the year. In evaluating the performance of each NEO during 2022, the Talent and Compensation Committee highlighted the following achievements for 2022, among others:

- Returned our business to full operations and delivered vacation experiences to 6 million guests;
- Resumed quarterly guidance and launched Trifecta, a new three-year financial performance initiative designed to drive superior performance;
- Successfully raised over $9 billion of capital to refinance debt in a difficult market environment;
- Delivered *Wonder of the Seas* and Celebrity Beyond vessels with positive reviews;
- Launched *Icon of the Seas* bookings for sale, which was the most successful launch in Company history in terms of load factors and booked ticket revenues;
- Achieved goals related to reduction of food waste while navigating supply chain and food inflation challenges;
- Implemented additional initiatives related to safety and compliance; and
- Advanced our Destination Net Zero "journey to carbon free" strategy.

## 2022 Executive Bonus Plan Payouts

Based on the above KPIs and financial performance results, the following table shows the 2022 Executive Bonus Plan payout as a percentage of target for each award component and the actual total payout amount.

| Name | Payout % per Component | | | Total Payout % (rounded) | Target 2022 Payout | Actual Total 2022 Payout |
|---|---|---|---|---|---|---|
| | Corporate | Brand | Individual | | | |
| Jason T. Liberty | 97.7% | N/A | N/A | 97.7% | $2,400,000 | $2,344,800 |
| Naftali Holtz | 97.7% | N/A | 120% | 105.1% | $ 675,000 | $ 709,645 |
| Michael W. Bayley | 97.7% | 96.8% | 130% | 108.2% | $1,470,000 | $1,590,035 |
| Lisa Lutoff-Perlo | 97.7% | 79.1% | 100% | 92.3% | $1,119,300 | $1,032,747 |
| Harri U. Kulovaara | 97.7% | N/A | 105% | 100.1% | $ 850,500 | $ 851,632 |

In addition to his award under the Executive Bonus Plan, the Compensation Committee awarded Mr. Kulovaara a special performance bonus of $300,000 for the delivery of two new ships in 2022: *Wonder of the Seas* and *Celebrity Beyond*. This success also contributed to Mr. Kulovaara's individual component performance.

# Long-Term Equity Incentive Awards

***Why we pay equity-based compensation***. Our long-term incentive award program is the most significant element of our overall compensation program. During 2022, annual long-term incentive awards represented 66% of our CEO's target total direct compensation and an average of 58% of target total direct compensation for our other NEOs. The Talent and Compensation Committee's philosophy is that a majority of an executive's compensation should be based directly upon the value of long-term incentive compensation in the form of time-based restricted stock units and performance-based restricted stock units so as to align with shareholder interests, reward the achievement of long-term goals and promote stability and corporate loyalty among the executives. The Talent and Compensation Committee believes that providing executives with the opportunities to acquire significant stakes in our growth and prosperity (through grants of equity-based compensation), while maintaining other components of our compensation program at competitive levels, will incentivize and reward executives for sound business management, develop a high-performance team environment, foster the accomplishment of short-term and long-term strategic and operational objectives and compensate executives for improvement in shareholder value, all of which are essential to our ongoing success.

***How equity-based compensation is determined***. Annually, the Talent and Compensation Committee evaluates the appropriate form and mix of equity-based compensation that RCG will grant as part of its long-term incentive compensation and approves the dollar value of long-term equity awards that will be granted to each NEO.

In the beginning of each year, the Talent and Compensation Committee determines the target equity award value ("LTI Value") to be delivered to each NEO. In determining the appropriate long-term incentive award value, the Talent and Compensation Committee considers:

- the compensation paid to comparable executives in the Market Comparison Group;
- a review of each of the elements of total direct compensation; and
- the NEO's contribution to the overall results of the Company.

To strike an appropriate balance between performance and retention incentives, we use a combination of time-based restricted stock units/shares, which we refer to as Time-Based RSUs, and performance-based restricted stock units/shares, which we refer to as PSUs.

***Time-Based Equity***. To promote retention and align our executive's interests with long-term stock appreciation, the Time-Based RSUs vest in equal annual installments over a four-year period commencing on the first anniversary date of the grant. As Time-Based RSUs are inherently tied to the performance of our common stock, we consider a vesting schedule based on continued service appropriate to incentivize retention and performance.

***Performance-Based Equity***. Each PSU is expressed as a target number of PSUs, with the actual number that could be earned for the grants made in 2022 ranging from 0% to 200% of the target based on our performance results with regards to the predetermined metric or metrics across the measurement period. Annually the Talent and Compensation Committee determines (1) the metrics that will be used for the PSUs, (2) the weighting of each metric and (3) a threshold, target and maximum performance level. Below the threshold level, all PSUs are forfeited. At the target level, 100% of the target number of PSUs are earned and at the maximum level, 200% of the target number of PSUs are earned. The threshold, target and maximum performance levels are set based on prior year performance and our long-term growth targets.

## 2022 Equity Awards

For 2022, the Talent and Compensation Committee approved an increase to the LTI Value for Mr. Liberty (from $3,500,000 to $7,000,000) and Mr. Holtz to reflect their new positions and expanded scope of responsibilities. All other NEOs maintained the same annual LTI Value as 2021 as set forth below.

| Name | 2022 LTI Value |
| --- | --- |
| Jason T. Liberty | $7,000,000 |
| Naftali Holtz | $1,400,000 |
| Michael W. Bayley | $5,000,000 |
| Lisa Lutoff-Perlo | $2,750,000 |
| Harri U. Kulovaara | $1,500,000 |

As discussed above, the Talent and Compensation Committee then allocated the total LTI Value between Time-Based RSUs and PSUs. For the 2022 compensation program, we provided long-term incentive awards for all NEOs allocated as set forth below. The Talent and Compensation Committee believes that the use of both Time-Based RSUs and PSUs is consistent with competitive market practice and that the allocation set forth below effectively and efficiently balances both performance and retention objectives.



■ Time-Based RSUs  ■ Performance Based RSUs

For the PSU Awards granted in 2022 for the period ending December 2024, the Talent and Compensation Committee decided to (1) continue to use Adjusted EPS, ROIC, and Leverage (Net Debt/Adjusted EBITDA) as the applicable performance metrics and (2) add an ESG composite as a new performance metric to drive the achievement of ESG-related performance goals and further align executive compensation with stakeholder interests.

ROIC is a performance metric that measures how effective the Company is at generating a return for investors who have provided capital (i.e., lenders and shareholders). We define ROIC as "Adjusted Operating Income (Loss)" divided by "Invested Capital." Adjusted Operating Income (Loss) represents operating income (loss) including income (loss) from equity investments and income taxes but excluding certain items that we believe adjusting for is meaningful when assessing our operating performance on a comparative basis, which for 2022 consisted of: impairment and credit losses, restructuring charges and other initiative expenses, and the amortization of the Silversea Cruises intangible assets resulting from the Silversea Cruises acquisition in 2018. Invested Capital represents the most recent five-quarter average of total debt (i.e., current portion of long-term debt plus long-term debt) plus total shareholders' equity.

The inclusion of Leverage was intended to incentivize our NEOs to pay down crisis-debt in an effort to return to an investment grade credit profile. Leverage is defined as "Net Debt" divided by "Adjusted EBITDA", whereby (1) Net Debt represents total debt (i.e., the current portion of long-term debt plus long-term debt) less cash and cash equivalents and (2) Adjusted EBITDA represents EBITDA excluding certain items that we believe adjusting for is meaningful when assessing our profitability, which for 2022 included other income (expense) in our consolidated statements of comprehensive loss, impairment and credit losses, and restructuring charges and other initiatives. EBITDA represents net income (loss) excluding (i) interest income; (ii) interest expense, net of interest capitalized; (iii) depreciation and amortization expenses; and (iv) income tax benefit or expense.

The ESG composite evaluates performance based on the following equally-weighted quantitative measures: five specific energy efficiency goals for our vessels, employee engagement scores, and cybersecurity risk rating from NIST.

The threshold, target, and maximum levels for payouts of the PSUs granted in 2022 for the period ended December 2024 were set to align with the Company's long-term targets as established by the Board's Strategic Financial Health Committee in 2021. The performance metrics will be weighted 30% for each of the Adjusted EPS and ROIC metrics, and 20% for each of the Leverage metric and the ESG composite metric. The payout level for the grants made in 2022 will be determined by our Talent and Compensation Committee in early 2025.

## Payout under 2020 Performance-Based Equity Awards

Our PSUs granted in February 2020 for the period ended December 2022 were set before the eventual impact of the COVID-19 pandemic on our business was understood. Consistent with prior years, the Talent and Compensation Committee had adopted Adjusted EPS and ROIC as the two financial metrics, with the threshold, target and maximum performance levels set based on the budgeted long-term growth targets and the 2022 Adjusted EPS and 2022 ROIC targets adopted by the Board. As disclosed in last year's proxy statement and discussed with shareholders who understood and concurred with the need to modify long-term targets set prior to the pandemic, in March 2021, the Talent and Compensation Committee modified the PSUs granted in February 2020 for the period ending December 2022 to align with the revised targets for 2022 Adjusted EPS and 2022 ROIC established by the Board's Strategic Financial Health Committee and added a Leverage metric (Net Debt/Adjusted EBITDA). The new performance metrics were weighted 40% based on our Adjusted EPS performance, 40% based on our ROIC performance and 20% based on our Leverage performance. The revised threshold, target and maximum performance levels were set at levels considered to be challenging and materially above 2020 actual results. The targets for Adjusted EPS, ROIC and Leverage metrics were set at $0.20, 3.60%, and 10.80, respectively. In determining the level of performance achieved for each of the three metrics, the Talent and Compensation Committee accounted for variances in fuel prices, interest rates, and foreign exchange rates from the Company's forecast when setting targets, net of hedging impacts. These adjustments avoid penalizing or benefiting our NEOs for significant fluctuations in fuel prices, foreign exchange rates, and interest rates that are outside of the initial forecasted range and over which they have no control. In addition, for purposes of calculating Adjusted EBITDA for the Leverage metric, the Talent and Compensation Committee excluded equity investment income from our joint ventures that are not consolidated in our financial statements.

## Compensation Discussion and Analysis

In February 2023, the Talent and Compensation Committee determined the payout for the PSUs issued to the NEOs in 2020 for the performance period ended December 2022. Due to the extended negative impact of the COVID-19 pandemic on our organization throughout this period, the resulting amounts approved by the Talent and Compensation Committee for Adjusted EPS, ROIC, and Leverage came in below targets at ($5.52), -1.1%, and 20.66, respectively. The table below sets forth the final payout amounts for each NEO. Given the Committee's commitment to pay-for-performance, the Committee did not exercise discretion to adjust the final payout amounts for any of the NEOs.

| Name | Target Shares | Final Payout % | Shares Earned |
|---|---|---|---|
| Richard D. Fain[1] | 76,562 | 35% | 26,797 |
| Jason T. Liberty | 19,055 | 35% | 6,669 |
| Naftali Holtz | 3,376 | 35% | 1,182 |
| Michael W. Bayley | 27,222 | 35% | 9,528 |
| Lisa Lutoff-Perlo | 14,972 | 35% | 5,240 |
| Harri U. Kulovaara | 8,167 | 35% | 2,858 |

[1] Although Mr. Fain did not serve as an NEO after January 3, 2022, the performance shares issued to him in 2020 continued to vest. Refer to the section on "Vesting into Retirement Policy" on page 64.

### Payout under 2021 Special Equity Awards

As described in last year's proxy statement, the Talent and Compensation Committee implemented a retention program in connection with our CEO transition in 2022 by granting special equity awards in March 2021 to three NEOs – Messrs. Liberty and Bayley and Ms. Lutoff-Perlo – each of whom it believed were critically important to retain in order to ensure a smooth leadership transition and drive continued enterprise growth. The awards were equal to two times each executive's normal annual equity award.

The Talent and Compensation Committee structured these awards with the goal of (i) reinforcing our continued emphasis on the return to financial health and (ii) ensuring that these NEO's continued focus was on returning to service as quickly as practicable. Therefore, each of these awards was (i) 50% in the form of Time-Based RSUs and (ii) 50% in the form of PSUs. The Time-Based RSUs vest 50% on the second anniversary of the grant date and the 50% on the third anniversary of the grant date. The PSUs are earned (1) 50% on a two-year performance period, January 1, 2021 through December 31, 2022 ("First Tranche") and (2) 50% on a three-year performance period from January 1, 2021 through December 31, 2023 ("Second Tranche"). The financial metrics upon which the PSUs can be earned are Adjusted EPS, ROIC and Leverage (Net Debt/Adjusted EBITDA), the same as those utilized for the PSU Awards granted in 2021 for the period ending December 2023. The target performance level was set by the Talent and Compensation Committee in-line with the operating plan adopted by the Strategic Financial Health Committee, while the threshold was set slightly below the budget and the maximum was set at a level that was deemed to be significantly challenging. As the purpose of these awards were continued active engagement of our NEOs, these special equity awards were not subject to the "Vesting Into Retirement Policy" described on page 64 and are subject to forfeiture if any of the NEOs leave the Company prior to the respective vesting dates.

Consistent with the payout percentage for the PSUs granted in 2020 for the performance period ended December 2022, the First Tranche of the PSU component of the special equity awards vested at 35% of target. The table below sets forth the final payout for the First Tranche. The Talent and Compensation Committee did not exercise discretion to adjust the final payout results noted below.

| Name | Target Shares for First Tranche | Final Payout % | Shares Earned |
|---|---|---|---|
| Jason T. Liberty | 20,630 | 35% | 7,220 |
| Michael Bayley | 29,471 | 35% | 10,315 |
| Lisa Lutoff-Perlo | 16,209 | 35% | 5,673 |

# Other Elements of Compensation

In an effort to offer our employees a competitive remuneration package, we provide them with certain retirement, medical and welfare benefits, including a qualified non-contributory profit-sharing retirement plan. The NEOs are eligible to participate and/or receive such benefits on a basis commensurate with that of other employees.

Since January 1, 2009, as a result of Section 457A of the U.S. Internal Revenue Code, in lieu of contributions to the Royal Caribbean Cruises Ltd. Supplemental Executive Retirement Plan (the "SERP"), each NEO receives, on an annual basis, a lump-sum cash payment of the benefits that would have been accrued under the SERP for services in a given year but for a change in tax laws. Amounts earned in 2022 in lieu of the SERP benefit are disclosed in the Summary Compensation Table — All Other Compensation column, as further detailed in the "2022 All Other Compensation Table."

We also offer the NEOs certain perquisites which include: Company paid automobile leases, annual executive physicals, and life insurance coverage equal to five times their annual base salary. In addition, our executives who have been on international assignments are also eligible to receive tax equalization and preparation assistance. NEOs also receive free and discounted Company cruises, and, from time to time, family members may accompany our NEOs on business travel, either on chartered aircraft or on cruises, all of which is provided at little or no incremental cost.

# Compensation Policies and Procedures

## Roles and Responsibilities

 **Talent and Compensation Committee**

Our executive compensation program is overseen by the Talent and Compensation Committee. Talent and Compensation Committee members are appointed by our Board and meet the independence and other requirements of the NYSE and other applicable laws and regulations. Talent and Compensation Committee members are selected based on a variety of factors, including their knowledge and experience in compensation matters.



 **CEO**

For each NEO other than the CEO, the Talent and Compensation Committee consults with and receives the recommendation of the CEO, but the Talent and Compensation Committee is ultimately responsible for determining whether to accept such recommendations. For the compensation related to the CEO, the Talent and Compensation Committee meets in executive session and considers the opinion of its compensation consultant(s) as well as other criteria identified in this Compensation Discussion & Analysis.



 **Compensation Consultant**

As provided for in its charter, the Talent and Compensation Committee has sole discretion to retain a compensation consultant and is directly responsible for the appointment, compensation and oversight for such consultant's work. In 2022, the Talent and Compensation Committee retained Willis Towers Watson as its independent compensation consultant to provide advice on the following:

- the composition of our Market Comparison Group;
- our compensation plan risk;
- current trends in executive and director compensation design; and
- the overall levels of compensation and types and blend of various compensation elements.

In May 2022, the Talent and Compensation Committee retained Meridian Compensation Partners, LLC ("Meridian"), as its new independent compensation consultant. Meridian's work during the second half of 2022 consisted of review of our stock ownership guidelines, peer group composition, compensation benchmarking of senior executive pay structure, and review of Board compensation trends in anticipation of the Committee's decisions on compensation program design in 2023.

Each of Willis Towers Watson and Meridian had direct access to the Talent and Compensation Committee's members during the period of their respective engagements in 2022. Within this framework, each was instructed to work collaboratively with management, including our CEO and our Chief Human Resources Officer to gain an understanding of our business and compensation programs. In addition, each consultant regularly conferred with our senior management and human resources department to collect, analyze and present data requested by the Talent and Compensation Committee.

# Market Comparison Group

Our Market Comparison Group is the foundation of our annual compensation review — which begins in September and runs through February — and is used to help guide the Talent and Compensation Committee's decisions regarding competitive pay levels and design architecture.

## How We Choose Our Market Comparison Group

The list of companies that comprise our Market Comparison Group was developed by Willis Towers Watson, our independent compensation consultant for 2021 and the first half of 2022. Although we strive for consistency, the list is reviewed and approved annually by the Talent and Compensation Committee using the following criteria:

- Availability of public information — company is publicly-traded and compensation data is available in public filings
- Relevant industry group — company included within the consumer discretionary sector under the Global industry Classification Standard (GICS)
- Equivalent revenue — company is within approximately 0.5 to 2 times our revenue
- Similar business strategy — company falls under hospitality, hotels and motels, leisure time, leisure products or resort industry categories
- Global Footprint — company has significant operations outside of the United States
- Historical precedent — company included in the prior year's Market Comparison Group

Based on considerations of the factors above, Willis Towers Watson did not recommend, and the Talent and Compensation Committee did not make, any changes to the Market Comparison Group from 2021. The below Market Comparison Group was used to inform 2022 compensation decisions.

| | | |
|---|---|---|
| Booking Holdings Inc. | Hilton Worldwide Holdings, Inc. | Norwegian Cruise Line |
| Caesars Entertainment Corp. | Las Vegas Sands Corp. | Holdings Ltd. |
| Carnival Corp. | Live Nation Entertainment, Inc. | Starbucks Corp. |
| Darden Restaurants, Inc. | Marriott International Inc. | Wyndham Worldwide Corp. |
| eBay Inc. | McDonald's Corporation | Wynn Resort Ltd. |
| Expedia Inc. | MGM Resorts International | Yum Brands Inc. |

# Clawback Policy

For awards of PSUs, RCG has adopted a "clawback" policy applicable to the award recipients, including the NEOs. If, for the two year period following the end of the three-year performance period of each award, RCG is required to restate its financial results for the award performance period in a manner that would have adversely affected the number of PSUs subject to the award, the Talent and Compensation Committee may (regardless of any fault on the part of the participant) require the award recipient to forfeit and/or repay an amount equal to the difference between the amount actually awarded based on the erroneous financial data and the amount of compensation that should have been awarded to the recipient under the accounting restatement or the adjusted financial statements, as determined by the Talent and Compensation Committee. For example, for the grants made in February 2022, the compensation recoupment period would extend to December 31, 2026.

# Equity Grant Practices

***Timing of Equity Awards***: The Talent and Compensation Committee generally grants annual equity awards to NEOs and other members of management at the first regularly scheduled Talent and Compensation Committee meeting of the calendar year, usually held in February. Equity awards may be granted outside of the annual grant cycle in connection with events such as hiring, promotion or extraordinary performance or as part of a special retention effort.

***Vesting Into Retirement Policy***: Certain of our executives may be eligible for accelerated or continued vesting of applicable long-term equity awards under our "Vesting Into Retirement" policy. In recognition that different motivations and considerations prevail for officers approaching retirement, awards granted to senior executives who are at least 62 years of age and who have been employed by RCG for at least 15 years are generally not subject to forfeiture upon termination of employment after the later of the first anniversary of the grant date and the first anniversary of the date that the officer meets both the age and service criteria. In order to maintain an alignment of interest with our shareholders, these awards continue to be subject to restrictions on transfer that will lift over a four-year period for the RSUs and over a three-year period for PSUs (mirroring the typical vesting schedule for these awards).

# Stock Ownership Guidelines

We recognize the importance of aligning our management's interests with those of our shareholders. As a result, the Board, at the recommendation of the Talent and Compensation Committee, has established stock ownership guidelines for all of our officers. Under these guidelines, the NEOs are expected to accumulate over a designated period, Company stock having a fair market value equal to the multiples of their base salaries as shown in the table below.

| Name | Stock Ownership Amount (base salary multiple) |
|---|---|
| Chief Executive Officer | 6 times |
| All Other NEOs | 3 times |

Stock owned outright, unvested time-based restricted stock, and the earned portion of performance-based stock awards count towards the stock ownership amount. Officers are required to retain 50% of the net after-tax shares received under any equity awards until they meet the applicable ownership amount. Once an officer's target stock ownership is achieved, or upon expiration of the applicable accumulation period, an officer will be permitted to sell Company stock only to the extent that, immediately following such sale, the officer continues to meet the applicable ownership amount. Each NEO is currently in compliance with the stock ownership guidelines.

# Prohibition of Pledging/Hedging

We have a policy that prohibits the members of our Board and our officers and employees from engaging in pledging and hedging transactions with respect to our securities, including through the use of instruments such as prepaid variable forwards, equity swaps, collars and exchange funds, and from short selling our securities.

# Report of the Talent and Compensation Committee

The Talent and Compensation Committee has reviewed and discussed with management the Compensation Discussion & Analysis and, based on such review and discussion, has recommended to the Board that the Compensation Discussion & Analysis be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for 2022.

**THE TALENT AND COMPENSATION COMMITTEE**

**Vagn O. Sørensen,** Chair
**John F. Brock**
**Ann S. Moore**
**Amy McPherson**
**Donald Thompson**

# Executive Compensation Tables

## Summary Compensation Table

The following table presents certain summary information for the fiscal years ended December 31, 2020, 2021 and 2022 concerning compensation earned for services rendered in all capacities by our CEO, our CFO and our other three most highly compensated executive officers during the fiscal year ended December 31, 2022. We refer to these officers collectively as our named executive officers or NEOs.

| Name and Principal Position | Year | Salary / Fees | Stock Awards[1][2] | Non-Equity Incentive Plan Compensation[3] | Declined Non-Equity Incentive Plan Compensation | Change in Pension Value and NQDC Earnings[4] | All Other Compensation[5] | Total |
|---|---|---|---|---|---|---|---|---|
| **Richard D. Fain**[6] Chairman & Former Chief Executive Officer | 2022 | $ 100,000 | $ 200,006 | — | | — | — | $ 300,006 |
| | 2021 | $1,300,000 | $11,250,070 | $2,925,000 | | $156,971 | $179,986 | $15,812,027 |
| | 2020 | $ 645,000 | $11,171,146 | $3,042,000 | ($3,042,000) | $154,879 | $112,478 | $12,083,504 |
| **Jason T. Liberty** President & Chief Executive Officer and Former Chief Financial Officer | 2022 | $1,200,000 | $ 7,000,056 | $2,344,800 | | $ — | $219,402 | $10,764,258 |
| | 2021 | $ 950,000 | $10,500,003 | $1,377,500 | | $ 88,519 | $118,660 | $13,034,682 |
| | 2020 | $ 818,798 | $ 3,228,563 | $1,411,938 | | $ 89,503 | $100,429 | $ 5,649,231 |
| **Naftali Holtz**[7] Chief Financial Officer | 2022 | $ 675,000 | $ 1,400,011 | $ 709,645 | | $ — | $ 33,396 | $ 2,818,052 |
| **Michael W. Bayley** President and CEO, RCI | 2022 | $1,046,849 | $ 5,000,029 | $1,590,035 | | $ — | $128,847 | $ 7,765,760 |
| | 2021 | $1,000,000 | $14,999,980 | $1,400,000 | | $ 18,969 | $132,217 | $17,551,166 |
| | 2020 | $ 866,346 | $ 4,943,887 | $1,435,000 | | $ 74,355 | $116,244 | $ 7,435,832 |
| **Lisa Lutoff-Perlo** President and CEO, Celebrity Cruises | 2022 | $ 858,416 | $ 2,749,988 | $1,032,747 | | $ — | $115,514 | $ 4,756,665 |
| | 2021 | $ 820,000 | $ 8,250,057 | $1,066,000 | | $130,258 | $151,810 | $10,418,125 |
| | 2020 | $ 710,558 | $ 2,719,084 | $1,092,650 | | $130,177 | $ 96,854 | $ 4,749,323 |
| **Harri U. Kulovaara** EVP, Maritime | 2022 | $ 847,948 | $ 1,500,001 | $1,151,632 | | $ — | $115,759 | $ 3,615,340 |
| | 2021 | $ 810,000 | $ 1,499,964 | $1,110,000 | | $ 83,691 | $109,980 | $ 3,613,635 |
| | 2020 | $ 803,846 | $ 1,483,167 | $1,130,250 | | $ 81,764 | $107,746 | $ 3,606,773 |

[1] The amounts in this column reflect the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718. With respect to the performance-based share awards, pursuant to the applicable FASB ASC Topic 718 rules, the "grant date" for accounting purposes will not be determined until the performance period has been completed because of the Talent and Compensation Committee's ability to make adjustments to the payout levels. Consequently, the amount reported in this column represents the fair value of the award at the service inception date (i.e., the date the Talent and Compensation Committee authorized the award) based upon the then-probable outcome of the performance conditions. See Note 11 of the consolidated financial statements in the Company's Annual Report for the year ended December 31, 2022, regarding assumptions underlying the valuation of each of these types of awards.

[2] With the exception of Mr. Fain (who received a stock award in 2022 solely in connection with our director compensation program), amounts for 2022 include the grant date fair value of both the time-based awards and performance-based annual equity awards granted to each NEO in February 2022. The values on the service inception date of the performance-based awards granted to the NEOs as part of the February 2022 annual equity awards (assuming that the highest level of performance conditions will be achieved (i.e., 200%)) are the following: Mr. Liberty - $8,400,067; Mr. Holtz – $1,679,950; Mr. Bayley - $6,000,002; Ms. Lutoff-Perlo - $3,300,049 and Mr. Kulovaara - $1,799,969.

[3] Represents amounts earned pursuant to the annual Executive Bonus Plan. We make payments under our annual Executive Bonus Plan in the first quarter following the fiscal year in which they were earned. In addition to the amounts earned under the Executive Bonus Plan, Mr. Kulovaara is entitled to receive a bonus of $150,000 per ship delivered during the year. During 2022, RCG took delivery of two ships and Mr. Kulovaara received a ship delivery bonus of $300,000, in addition to the $851,632 he earned under the Executive Bonus Plan for 2022.

(4) Each of the NEOs, except for Mr. Fain, participated in the Royal Caribbean Cruises Ltd. Retirement Savings Plan as of December 31, 2022. Prior to January 1, 2009, certain NEOs participated in the Royal Caribbean Cruises Ltd. Supplemental Executive Retirement Plan. In 2020 and 2021, certain of the NEOs continued to maintain a balance in the SERP of amounts accrued prior to January 1, 2009. The aggregate above market earnings on these NEOs' holdings in the SERP are listed under the column titled "Change in Pension Value Earnings." The above market portion of earnings is calculated as the total earnings in the plan, less the earnings that would have been achieved under an annual growth rate equal to 120% of the applicable federal long-term rate at the end of each year.

(5) Please see the table below titled "2022 All Other Compensation" for an itemized disclosure of this element of compensation.

(6) Mr. Fain stepped down from his position as Chief Executive Officer, effective January 3, 2022. Although he did not receive any cash or equity compensation in 2022 for this role as Chief Executive Officer, he received compensation for services he provided during 2022 as our Chairman of the Board of Directors. The Salary/Fees and Stock Awards columns in the "Summary Compensation" table notes compensation received by Mr. Fain for his role as Chairman. As required by Regulation S-K, Item 402(c), these amounts are also reported separately in the "Director Compensation for 2022" table below.

(7) Mr. Holtz is an NEO for the first time in fiscal 2022.

## 2022 All Other Compensation

| Name | Perquisites | | Benefits | | | |
| | Auto Lease[1] | Other Perquisites | Life Insurance Policies | Company Contributions to Qualified Deferred Compensation Plans[3] | Benefit Payouts[4] | Total |
|---|---|---|---|---|---|---|
| **Jason T. Liberty** | $19,800 | $77,108[2] | $ 2,975 | $30,500 | $89,019 | $219,402 |
| **Naftali Holtz** | $12,814 | $ — | $ 395 | $ 9,150 | $11,037 | $ 33,396 |
| **Michael W. Bayley** | $14,400 | $ — | $ 9,831 | $30,500 | $74,115 | $128,847 |
| **Lisa Lutoff-Perlo** | $20,750 | $ — | $ 8,979 | $30,500 | $55,285 | $115,514 |
| **Harri U. Kulovaara** | $14,400 | $ — | $16,621 | $30,500 | $54,238 | $115,759 |

(1) These amounts include payments or allowance for auto lease, maintenance and repairs, registration and insurance.

(2) Other perquisites include the installation cost of a security system at Mr. Liberty's residence ($62,555) and the periodic use of a car and driver for commuting purposes.

(3) Represents Company contributions to the Royal Caribbean Cruises Ltd. Retirement Savings Plan.

(4) Represents amounts payable to the NEOs for service in 2022 in lieu of amounts that would have been contributed by the Company to the Royal Caribbean Cruises Ltd. Supplemental Executive Retirement Plan but for the adoption of Section 457A of the Internal Revenue Code effective as of January 1, 2009.

# Grants of Plan Based Awards in 2022

The following table provides information about cash (non-equity) and equity incentive compensation awarded to our NEOs in 2022, including (1) the range of possible cash payouts under our annual Executive Bonus Plan; (2) the grant date of equity awards; (3) the number of time-based and performance-based restricted stock units granted; and (4) the grant date fair value of the time-based and performance-based equity grants calculated in accordance with FASB ASC Topic 718. The time-based and performance-based equity awards were granted under RCG's 2008 Performance and Equity Incentive Plan, which is discussed in greater detail in this proxy statement under the caption "Compensation Discussion and Analysis." As noted above, Mr. Fain stepped down from service as Chief Executive Officer on January 3, 2022 and did not receive any cash or equity incentive compensation during 2022 (other than for his service as Chairman of our Board of Directors in accordance with our director compensation program).

| Name | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Grant Date | Type of Award | Estimated Future Payouts Under Equity Incentive Plan Awards[3] | | | All Other Stock Awards: Number of Shares of Stocks or Units | Grant Date Fair Value of Stock Awards ($)[4] |
|---|---|---|---|---|---|---|---|---|---|---|
| | Threshold | Target | Maximum | | | Threshold | Target | Maximum | | |
| **Jason T. Liberty** | 0 | $2,400,000 | $4,800,000 | | | | | | | |
| | | | | 2/7/22 | PSU[5] | 0 | 52,632 | 105,264 | | $4,200,034 |
| | | | | 2/7/22 | RSU[6] | | | | 35,088 | $2,800,022 |
| **Naftali Holtz** | 0 | $ 675,000 | $1,350,000 | | | | | | | |
| | | | | 2/7/22 | PSU[5] | 0 | 10,526 | 21,052 | | $ 839,975 |
| | | | | 2/7/22 | RSU[6] | | | | 7,018 | $ 560,036 |
| **Michael W. Bayley** | 0 | $1,470,000 | $2,940,000 | | | | | | | |
| | | | | 2/7/22 | PSA[5] | 0 | 37,594 | 75,188 | | $3,000,001 |
| | | | | 2/7/22 | RSU[6] | | | | 25,063 | $2,000,027 |
| **Lisa Lutoff-Perlo** | 0 | $1,119,300 | $2,238,600 | | | | | | | |
| | | | | 2/7/22 | PSA[5] | 0 | 20,677 | 41,354 | | $1,650,025 |
| | | | | 2/7/22 | RSU[6] | | | | 13,784 | $1,099,963 |
| **Harri U. Kulovaara** | 0 | $ 850,500 | $1,701,000 | | | | | | | |
| | | $ 300,000[2] | | | | | | | | |
| | | | | 2/7/22 | PSA[5] | 0 | 11,278 | 22,556 | | $ 899,984 |
| | | | | 2/7/22 | RSU[6] | | | | 7,519 | $ 600,016 |

[1] These values represent the threshold, target and maximum payouts under the Executive Bonus Plan. As discussed above, payouts under our Executive Bonus Plan range from 0% to 200% based on the company-wide and, if applicable, brand-specific performance level achieved and, except in the case of Mr. Liberty, the individual performance level achieved. For additional details on the final payout for each NEO, refer to "2022 Executive Bonus Plan Payouts" on page 56.

[2] In addition to the amounts that may be earned pursuant to the Executive Bonus Plan, Mr. Kulovaara is eligible to receive an incentive payment equal to $150,000 for each ship delivered during the year. There were two scheduled ship deliveries for 2022.

[3] These values represent the threshold, target and maximum number of shares that may be earned pursuant to the performance-based award for the relevant performance period. As discussed above, payout on the performance-based awards range from 0% to 200% based on the company-wide performance level achieved. For the annual performance-based awards granted in 2022, the PSUs or PSAs will vest based on the achievement of EPS, ROIC, leverage, and an ESG composite for the three-year performance period ending December 31, 2024.

[4] With respect to time-based RSUs, the grant date fair value is calculated in accordance with FASB ASC Topic 718. With respect to the performance-based share awards, pursuant to the applicable FASB ASC Topic 718 rules, the "grant date" for accounting purposes will not be determined until the performance period has been completed because of the Talent and Compensation Committee's ability to make adjustments to the payout levels. Consequently, the amount reported in this column represents the fair value of the award at the service inception date (i.e., the date the Talent and Compensation Committee authorized the award) based upon the then probable outcome of the performance conditions (i.e. target).

[5] Represents annual performance-based awards granted on February 7, 2022, which will be earned based on RCG's performance for the three-year period ending December 31, 2024.

[6] Represents the annual time-based RSUs granted on February 7, 2022, which will vest, or for which the transfer restrictions will lapse, in four equal annual installments.

# Employment Agreements

We have employment agreements with each of our NEOs. These agreements are intended to enhance the retention and motivation of these key employees and include provisions protecting the Company such as non-competition and non-solicitation clauses. The material terms of the employment agreements are summarized below and apply uniformly to all of our NEOs, except as otherwise noted below. Ms. Lutoff-Perlo's agreement is with Celebrity Cruises Inc.

Pursuant to each employment agreement, each NEO is entitled to receive an annual base salary, which may be increased, but not decreased, at any time during the term at our sole discretion. Each NEO is also eligible to participate in and receive awards, in our discretion, pursuant to any cash incentive compensation programs and any equity or long-term incentive plans on terms available to similarly situated executives of the Company.

Each NEO's employment can be terminated by us or by them at any time. For NEOs other than Mr. Holtz, if we terminate their employment without "cause" or if such NEO resigns for "good reason" (as both terms are defined in the applicable employment agreement), he or she is entitled to (i) two times his or her then current base salary payable over the two year period following termination, and (ii) two times his or her "target" bonus under the annual Executive Bonus Plan for the year in which the termination of employment occurs, generally payable in accordance with our normal bonus payment practices. With regard to Mr. Holtz, he is entitled to a payment equal to his current base salary payable over the one year period following termination. In addition, all NEOs are entitled to continued payment of health and medical benefits for a period of two years (one year for Mr. Holtz) commencing on the date of termination, or until such time that he or she commences employment with a new employer, whichever occurs first, and payment of reasonable professional search fees relating to outplacement. At our sole discretion, each NEO is also eligible to receive a one-time lump sum termination bonus to be paid two years after the date of termination in an amount not to exceed 50% of his or her base salary as of the date of termination. All of these payments are conditioned on the NEO executing a general release of claims for the benefit of the Company.

For NEOs other than Mr. Holtz, if the NEO's employment is terminated as a result of the NEO's death or disability, the NEO, or his or her legal representative, is entitled to, within 60 days of the NEO's death or disability (i) payment in a lump sum of compensation equal to two times his or her base salary in effect at the time of termination of employment, (ii) payment of the "target" bonus he or she would have been entitled to receive in each year during the two year period commencing on the date of termination under the annual Executive Bonus Plan and (iii) any death or disability benefit, as applicable, provided in accordance with the terms of the Company's employee benefit plans then in effect. For Mr. Holtz, he or his legal representative will be entitled to receive payment of compensation equal to his base salary in effect at the time of termination, payment of accrued benefits, and any benefits provided in accordance with applicable plans then in effect.

If the NEO's employment is terminated for cause, we have no obligation to provide severance payments, except for certain amounts that were earned and unpaid as of the date of termination or as required by law.

Any outstanding equity grants held by the NEO at the time of termination will be treated in the manner provided for in each equity grant. Please see further information regarding treatment of equity grants under the heading "Payment Upon Termination of Employment."

Each NEO has agreed not to compete with the Company or its affiliates during the term of employment and for a fixed period of time following termination of employment and to refrain from (i) employing the Company's or its affiliates' employees during this period or (ii) soliciting employees, consultants, lenders, suppliers or customers from discontinuing, modifying or reducing the extent of their relationship with the Company during such period. During the term of the agreements and subsequent thereto, the NEOs have agreed not to disclose or use any confidential information. The non-compete period extends two years following termination of employment for each NEO other than Mr. Holtz, and one year following termination of employment for Mr. Holtz.

# Outstanding Equity Awards at 2022 Fiscal Year End

The following table provides information concerning unvested restricted stock units and performance share awards for each NEO outstanding as of the end of the fiscal year ended December 31, 2022. Each award is shown separately for each NEO.

| | | Stock Awards | | | |
| | | | | Equity Incentive Plan Awards | |
| Name | Equity Award Grant Date | # of Shares or Units of Stock That Have Not Vested (#) | Market value of Shares or Units of Stock That Have Not Vested ($)[1] | # of Unearned Shares/Units or Other Rights That Have Not Vested (#) | Market or Payout Value of Unearned Shares/Units or Other Rights that Have Not Vested ($)[1] |
|---|---|---|---|---|---|
| **Richard D. Fain** | 2/20/2020 | | | 153,124[4] | 7,568,919 |
| | 3/24/2021 | | | 198,928[5] | 9,833,011 |
| | | | | **352,052** | **17,401,930** |
| **Jason T. Liberty** | 2/20/2020 | | | 38,110[4] | 1,883,777 |
| | 3/24/2021 | | | 49,510[5] | 2,447,279 |
| | 3/24/2021 | | | 82,518[6] | 4,078,865 |
| | 2/7/2022 | | | 105,264[7] | 5,203,200 |
| | 2/13/2019 | 2,371[2] | 117,199 | | |
| | 2/20/2020 | 6,352[2] | 313,979 | | |
| | 3/24/2021 | 12,378[2] | 611,845 | | |
| | 3/24/2021 | 41,259[3] | 2,039,432 | | |
| | 2/07/2022 | 35,088[2] | 1,734,400 | | |
| | | **97,448** | **4,816,855** | **275,402** | **13,613,121** |
| **Naftali Holtz** | 2/20/2020 | | | 6,752[4] | 333,751 |
| | 3/24/2021 | | | 9,194[5] | 454,459 |
| | 2/7/2022 | | | 21,052[7] | 1,040,600 |
| | 2/20/2020 | 1,124[2] | 55,559 | | |
| | 3/24/2021 | 2,298[2] | 113,590 | | |
| | 2/7/2022 | 7,018[2] | 346,900 | | |
| | | **10,440** | **516,049** | **36,998** | **1,828,811** |
| **Michael W. Bayley** | 2/20/2020 | | | 54,444[4] | 2,691,167 |
| | 3/24/2021 | | | 70,730[5] | 3,496,184 |
| | 3/24/2021 | | | 117,882[6] | 5,826,907 |
| | 2/7/2022 | | | 75,188[7] | 3,716,543 |
| | 3/24/2021 | 58,941[3] | 2,913,454 | | |
| | 2/7/2022 | 25,063[2] | 1,238,864 | | |
| | | **84,004** | **4,152,318** | **318,244** | **15,730,801** |
| **Lisa Lutoff-Perlo** | 2/20/2020 | | | 29,944[4] | 1,480,132 |
| | 3/24/2021 | | | 38,902[5] | 1,922,926 |
| | 3/24/2021 | | | 64,836[6] | 3,204,843 |
| | 2/7/2022 | | | 41,354[7] | 2,044,128 |
| | 3/24/2021 | 32,418[3] | 1,602,422 | | |
| | 2/7/2022 | 13,784[2] | 681,343 | | |
| | | **46,202** | **2,283,765** | **175,036** | **8,652,029** |

| Name | Equity Award Grant Date | Stock Awards | | Equity Incentive Plan Awards | |
|---|---|---|---|---|---|
| | | # of Shares or Units of Stock That Have Not Vested (#) | Market value of Shares or Units of Stock That Have Not Vested ($)[1] | # of Unearned Shares/Units or Other Rights That Have Not Vested (#) | Market or Payout Value of Unearned Shares/ Units or Other Rights that Have Not Vested ($)[1] |
| **Harri U. Kulovaara** | 2/20/2020 | | | 16,334[4] | 807,390 |
| | 3/24/2021 | | | 21,218[5] | 1,048,806 |
| | 2/7/2022 | | | 22,556[7] | 1,114,943 |
| | 9/5/2018 | 3,311[2] | 163,663 | | |
| | 2/7/2022 | 7,519[2] | 371,664 | | |
| | | **10,830** | **535,327** | **60,108** | **2,971,138** |

[1] Calculated based on the closing stock price of $49.43 of the Company's common stock on December 31, 2022.

[2] Outstanding time-based RSUs vest in accordance with the following schedule: remaining time-based RSUs granted in September 5, 2018 will fully vest on September 5, 2023; remaining time-based RSUs granted in 2019 vested on February 13, 2023; remaining time-based RSUs granted in 2020 will vest in equal installments on the anniversary of the award date in 2022, 2023 and 2024; remaining time-based RSUs granted in 2021 will vest in equal installments on the anniversary of the award date in 2022, 2023, 2024 and 2025; and remaining time-based RSUs granted in 2022 will vest in equal installments on the anniversary of the award date in 2023, 2024, 2025 and 2026. Time-based RSUs awarded to NEOs eligible under the "Vesting into Retirement" policy vest on the later of the first anniversary of the grant date and the first anniversary of the date the officer meets both the age and service criteria; however, these awards remain subject to restrictions on transfer that lapse over the same four-year period during which the RSUs otherwise would have been scheduled to vest.

[3] Represents the time-based RSUs granted as part of the Special Equity Awards which will vest 50% on the second anniversary of the grant date and 50% on the third anniversary of the grant date.

[4] Represents the annual 2020-2022 PSU Awards for the three-year period ending December 31, 2022 that vested on February 20, 2023. Reflects the maximum number of PSUs/PSAs that may be earned. The 2020-2022 PSU awards were earned at 35%.

[5] Represents the annual 2021-2023 PSU Awards for the three-year period ending December 31, 2023 that, to the extent earned, will vest on the date in 2024 that the Talent and Compensation Committee sets the actual payout level for purposes of such grant. Reflects the maximum number of PSUs/PSAs that may be earned.

[6] Represents the PSUs granted as part of the Special Equity Awards, which will be earned based on RCG's performance – 50% based on the two-year period ending December 31, 2022 and 50% based on the three-year period ending on December 31, 2023. The PSUs will vest on the dates in 2023 and 2024, respectively, that the Talent and Compensation Committee sets the actual payout level for purposes of such grant. Reflects the maximum number of PSUs that may be earned. These awards are not subject to the "Vesting into Retirement" policy.

[7] Represents the annual 2022-2024 PSU Awards for the three-year period ending December 31, 2024 that, to the extent earned, will vest on the date in 2025 that the Talent and Compensation Committee sets the actual payout level for purposes of such grant. Reflects the maximum number of PSUs/PSAs that may be earned.

# Option Exercises and Stock Vested in 2022

The following table provides information for the NEOs on stock option exercises and the time-based RSUs and performance-based awards that vested during 2022, including the number of shares acquired upon exercise or vesting and the value realized, before payment of any applicable withholding tax and broker commissions.

| Name | Option Awards | | Stock Awards[1] | |
| --- | --- | --- | --- | --- |
| | Number of Shares Acquired on Exercise | Value Realized on Exercise | Number of Shares Acquired on Vesting[2] | Value Realized on Vesting[3] |
| Richard D. Fain | — | — | 83,175 | $6,511,127 |
| Jason T. Liberty | — | — | 34,476 | $2,433,429 |
| Naftali Holtz | — | — | 12,472 | $ 746,458 |
| Michael W. Bayley | — | — | 52,580 | $3,762,126 |
| Lisa Lutoff-Perlo | — | — | 30,321 | $2,140,930 |
| Harri U. Kulovaara | — | — | 17,819 | $1,200,837 |

[1] These columns reflect RSUs, PSUs, and PSAs previously awarded to the named executive officers that vested during 2022. For those executives eligible to participate in the "Vesting into Retirement" policy on the grant date, the time-based RSUs and the PSAs vest on the first anniversary of the grant date; however, the restrictions on transfer or sale of the time-based RSUs only lapse on the first through fourth anniversary dates of the grant date, while the PSAs are only earned at the same time as the PSUs at the end of the relevant performance period when the Talent and Compensation Committee approve the payout level. For those that become eligible to participate in the "Vesting into Retirement" policy between the grant date and the vesting date, the time-based RSUs and the PSUs vest on the later of (i) the first anniversary of the grant date and (ii) the first anniversary of the date the officer meets both the age and service criteria; however, these awards remain subject to the same restrictions on transfer and the same criteria for being earned.

[2] Of these amounts, shares were withheld by us to cover tax withholding obligations as follows: Mr. Fain - 31,035 shares; Mr. Liberty – 11,938 shares; Mr. Holtz – 4,075; Mr. Bayley – 19,044 shares; Ms. Lutoff-Perlo – 10,380 shares; and Mr. Kulovaara – 6,248 shares.

[3] Calculated based on the average of the high and low sales price of the Company's common stock on the applicable vesting dates.

# Payments Upon Termination of Employment

The following table represents payments and benefits to which the NEOs would be entitled upon termination of their employment in accordance with their employment agreements and our equity plans and agreements. Termination of employment is assumed to occur, for purposes of this table, on December 31, 2022. Entitlements upon termination of employment are governed by the NEOs' employment agreements with the Company, which are described under the heading "Employment Agreements." In addition, the treatment of outstanding equity awards, which are unvested as of the time of termination, are treated in accordance with the agreement and plan applicable to the particular award, as described below. We do not provide any cash payments in the event of a change of control absent an employment termination nor do we increase the amount of cash severance that would be due to a NEO in the event of his or her termination of employment in connection with a change of control.

The table does not include amounts a NEO would be entitled to receive without regard to the circumstances of termination, such as accrued vested equity awards or accrued retirement benefits (if retirement eligible) and deferred compensation. Please see the "Outstanding Equity Awards at 2022 Fiscal Year-End" table for more information.

| Name[1] | Benefit | Termination Type | | |
|---|---|---|---|---|
| | | Death or Disability | Termination w/o Cause or for Good Reason | "Change of Control Termination" |
| Jason T. Liberty | Severance Payment | $ 2,400,000 | $ 2,400,000 | $ 2,400,000 |
| | Settlement of Outstanding Annual Bonus Award | $ 4,800,000 | $ 4,800,000 | $ 4,800,000 |
| | Settlement of Outstanding Equity Awards[2] | $ 11,623,415 | — | $ 11,623,415 |
| | Medical and Dental Benefits Continuation | — | $ 27,174 | $ 27,174 |
| | Outplacement Services | — | $ 25,000 | $ 25,000 |
| | **Total** | **$ 18,823,415** | **$ 7,252,174** | **$ 18,875,589** |
| Naftali Holtz | Severance Payment | $ — | $ 675,000 | $ 675,000 |
| | Settlement of Outstanding Annual Bonus Award | $ — | $ — | $ — |
| | Settlement of Outstanding Equity Awards[2] | $ 1,430,455 | — | $ 1,430,455 |
| | Medical and Dental Benefits Continuation | — | $ 13,587 | $ 13,587 |
| | Outplacement Services | — | $ 25,000 | $ 25,000 |
| | **Total** | **$ 1,430,455** | **$ 713,587** | **$ 2,144,042** |
| Michael W. Bayley | Severance Payment | $ 2,100,000 | $ 2,100,000 | $ 2,100,000 |
| | Settlement of Outstanding Annual Bonus Award | $ 2,940,000 | $ 2,940,000 | $ 2,940,000 |
| | Settlement of Outstanding Equity Awards[2] | $ 12,017,718 | — | $ 12,017,718 |
| | Medical and Dental Benefits Continuation | — | $ 16,810 | $ 16,810 |
| | Outplacement Services | — | $ 25,000 | $ 25,000 |
| | **Total** | **$ 17,057,718** | **$ 5,081,810** | **$ 17,099,528** |
| Lisa Lutoff-Perlo | Severance Payment | $ 1,722,000 | $ 1,722,000 | $ 1,722,000 |
| | Settlement of Outstanding Annual Bonus Award | $ 2,238,600 | $ 2,238,600 | $ 2,238,600 |
| | Settlement of Outstanding Equity Awards[2] | $ 6,609,780 | — | $ 6,609,780 |
| | Medical and Dental Benefits Continuation | — | $ 19,461 | $ 19,461 |
| | Outplacement Services | — | $ 25,000 | $ 25,000 |
| | **Total** | **$ 10,570,380** | **$ 4,005,061** | **$ 10,614,840** |
| Harri U. Kulovaara | Severance Payment | $ 1,701,000 | $ 1,701,000 | $ 1,701,000 |
| | Settlement of Outstanding Annual Bonus Award | $ 1,701,000 | $ 1,701,000 | $ 1,701,000 |
| | Settlement of Outstanding Equity Awards[2] | $ 2,020,896 | — | $ 2,020,896 |
| | Medical and Dental Benefits Continuation | — | $ 19,191 | $ 19,191 |
| | Outplacement Services | — | $ 25,000 | $ 25,000 |
| | **Total** | **$ 5,422,896** | **$ 3,446,191** | **$ 5,467,087** |

[1] Excludes Mr. Richard Fain, who stepped down from his role as CEO, effective January 3, 2022. Pursuant to his employment agreement with the Company, the only benefits payable upon his departure were accrued but unpaid benefits as of the date of termination of employment and settlement of outstanding equity grants as governed by the terms of the applicable award agreements.

(2) The cost of Settlement of Outstanding Equity Awards, reflects the following based on the terms of the Plan and the relevant awards agreements:

- upon a termination due to death or disability, (i) all unvested time-based RSUs will immediately vest and (ii) all unearned performance-based awards will be earned at target and, to the extent not yet vested, immediately vest; and
- upon a termination of the executive's employment by the Company without "cause" or by the executive for "good reason" within 12 months following a "change of control", (i) all unvested time-based RSUs will immediately vest and (ii) all unearned performance-based awards will be earned based upon the Talent and Compensation Committee's then best estimate of the shares that have been earned will be awardable at the end of the performance period, and, to the extent not yet vested, immediately vest. (For purposes of the table above, we assumed that the Company would meet target for each of the performance-based awards.)

# Compensation Risk

In order to assess the risk inherent in the design of our compensation plans, policies and programs, management regularly undertakes a comprehensive inventory of all plans and programs. In accordance with screening methodology approved by the Talent and Compensation Committee, in late 2022, management reviewed each plan and program for risk features and presented its findings to the Talent and Compensation Committee. Based on this review, management and the Talent and Compensation Committee believe that the nature of our business, and the material risks we face, are such that the compensation plans, policies and programs we have put in place are not reasonably likely to give rise to risks that would have a material adverse effect on our business. We believe our compensation programs and decisions include qualitative factors which restrain the influence that an overly formulaic approach may have on excessive risk taking by management.

# CEO Pay Ratio

In August 2015, pursuant to a mandate of the Dodd Frank Wall Street Reform and Consumer Protection Act, the SEC adopted a rule requiring annual disclosure of the ratio of the median employee's annual total compensation to the total annual compensation of the Principal Executive Officer ("PEO"). The Company is presenting the required disclosure as follows:

We had approximately 84,059 active employees as of December 31, 2022. This amount excludes shipboard employees who were not assigned to any sailing during the year and thus did not receive any compensation. We calculated median gross wages for our employee population and identified our median employee. We did not annualize the pay for our employees when identifying our median. We determined that this person was a crew member whose total compensation for 2022, calculated consistent with Item 402(c) of Regulation S-K, was $15,264. This figure includes gratuities directly billed to our guests but excludes any cash gratuities paid directly to the employee by guests. It also excludes room and board, which is provided to our crew members without charge. Based upon this methodology and the CEO's total compensation, as set forth in the Summary Compensation Table, we estimate the ratio of our CEO's pay to the median employee's pay is 705 to 1.

# Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and the Company's financial performance.

## Tabular Disclosure of Compensation Actually Paid versus Performance

The following table discloses information on "compensation actually paid" (CAP) to our principal executive officer (PEO) and (on average) to our other NEOs (non-PEO NEOs) during the specified years alongside total shareholder return (TSR) and net income metrics, as well as a Company-selected measure of Adjusted EPS. The Company selected this measure as the most important in linking compensation actually paid to our NEOs for 2022 to Company performance, as Adjusted EPS was the predominant metric used in evaluating company-wide performance under our Executive Bonus Plan (60%) and comprised 30% of target long-term incentive awards granted to our NEOs in 2022 for the performance period ending December 2025, as described in more detail in the "Compensation Discussion and Analysis" beginning on page 45.

| Year | SCT Total for Former PEO[1] | Compensation Actually Paid to Former PEO[3] | SCT Total Compensation for PEO[2] | Compensation Actually Paid to Mr. Liberty[3] | Average SCT Total Compensation for Other NEOs[4] | Average Compensation Actually Paid to Other NEOs[3] | Company TSR[5] | Dow Jones U.S. Travel & Leisure Index[5] | Net Income ($M)[6] | Adjusted EPS[7] |
|---|---|---|---|---|---|---|---|---|---|---|
| 2022 | $ 300,006 | ($4,371,814) | $10,764,258 | $3,846,340 | $ 4,738,954 | $ 1,390,884 | $37.39 | $116.17 | ($2,156) | ($6.82) |
| 2021 | $15,812,027 | $15,310,661 | — | — | $11,154,402 | $10,506,637 | $58.17 | $127.35 | ($5,261) | ($19.19) |
| 2020 | $12,083,504 | ($462,571) | — | — | $ 5,360,290 | $ 498,183 | $56.50 | $101.09 | ($5,798) | ($18.31) |

[1] Reflects the total compensation for our former PEO, Mr. Richard Fain, who served as PEO until January 3, 2022, and is therefore included in this table as an additional PEO in accordance with SEC rules. Amounts shown are calculated in the Summary Compensation Table (SCT) for each of the years shown (and for Mr. Fain, solely reflect compensation for his service as our Chairman of the Board of Directors, since he received no additional compensation for his service as PEO in 2022.)

[2] Reflects total compensation of our current CEO, Mr. Jason Liberty, as calculated in the Summary Compensation Table (SCT).

[3] The dollar amounts shown in these columns reflect "compensation actually paid" to the NEOs calculated in accordance with SEC rules. As required, the dollar amounts include (among other items) unpaid amounts of equity compensation that may be realizable in future periods, and as such, the dollar amounts shown do not fully represent the actual final amount of compensation earned or actually paid to either individual during the applicable years. The adjustments made to each officer's total compensation for each year to determine CAP are shown in the tables below. For Mr. Liberty, information is only included with respect to 2022, the first year in which he served as CEO.

| | 2022 | | | 2021 | | 2020 | |
|---|---|---|---|---|---|---|---|
| | Richard D. Fain | Jason T. Liberty | Other NEOs | Richard D. Fain | Other NEOs | Richard D. Fain | Other NEOs |
| Total Reported in 2022 Summary Compensation Table (SCT) | $ 300,006 | $10,764,258 | $ 4,738,954 | $ 15,812,027 | $11,154,402 | $ 12,083,504 | $ 5,360,290 |
| *Deduct* Change in Pension Value and NQDC Earnings Reported in SCT | — | — | — | $ (156,971) | $ (80,359) | $ (154,879) | $ (93,950) |
| *Add* Service Cost and Prior Service Cost | — | — | — | — | — | — | — |
| *Deduct* Value of Stock Awards Reported in SCT | $ (200,006) | $(7,000,056) | $ (2,662,507) | $(11,250,070) | $(8,812,501) | $(11,171,146) | $(3,093,676) |
| *Add* Year-End Fair Value of Awards Granted in Fiscal Year that are Outstanding and Unvested | — | $ 4,336,000 | $ 1,649,220 | $ 10,198,401 | $ 7,988,699 | $ 7,624,579 | $ 2,160,278 |
| *Add* Change in Fair Value of Prior Year Awards that are Outstanding and Unvested | $(4,835,434) | $(4,049,875) | (2,150,970) | $ 292,027 | $ 96,223 | $ (5,771,819) | $(2,576,592) |
| *Add* Fair Value of Awards Granted in Fiscal Year that Vested in the Same Fiscal Year | $ 111,514 | — | — | — | — | — | — |
| *Add* Change in Fair Value of Prior Year Awards that Vested in Year | $ 252,107 | $ (203,987) | $ (183,813) | $ 415,247 | $ 160,173 | $ (3,072,810) | $(1,258,168) |
| *Deduct* Prior Year Fair Value of Prior Year Awards that Failed to Vest this Year | — | — | — | — | — | — | — |
| Total Adjustments | $(4,671,820) | $(6,917,918) | $ (3,348,070) | $ (501,366) | $ (647,765) | $(12,546,075) | $(4,862,107) |
| Compensation Actually Paid for Fiscal Year | $(4,371,814) | $ 3,846,340 | 1,390,884 | 15,310,661 | $10,506,637 | $ (462,571) | $ 498,183 |

[4] Reflects the average total compensation of our non-PEO NEOs, as calculated in the SCT for each of the years shown. Our non-PEO NEOs included in the table above are the following individuals: for 2022: Naftali Holtz, Michael Bayley, Lisa Lutoff-Perlo, and Harri U. Kulovaara; for 2021: Jason Liberty, Michael W. Bayley, Lisa Lutoff-Perlo and Harri U. Kulovaara; and for 2020: Jason Liberty, Michael W. Bayley, Lisa Lutoff-Perlo and Harri U. Kulovaara.

[5] Pursuant to SEC rules, the TSR figures assume an initial investment of $100 on December 31, 2019. As permitted by SEC rules, the peer group referenced for purpose of the TSR comparison is the group of companies included in the Dow Jones U.S. Travel and Leisure Index, which is the industry peer group used for purposes of Item 201(e) of Regulation S-K. The separate peer group used by the Talent and Compensation Committee for purposes of determining compensation paid to our executive officers is described on page 63.

[6] Reflects after-tax net income (loss) attributable to shareholders prepared in accordance with GAAP for each of the years shown.

[7] Adjusted Earnings (Loss) per Share is a non-GAAP financial measure that represents net income (loss) excluding certain items that we believe adjusting for is meaningful when assessing our performance on a comparative basis. For the 2022 periods presented, these items included (i) gain or loss on the extinguishment of debt; (ii) the amortization of non-cash debt discount on our convertible notes; (iii) the estimated cash refunds expected to be paid to Pullmantur guests as part of the Pullmantur S.A. reorganization in 2020; (iv) impairment and credit losses; (v) equity investment asset impairments; (vi) net insurance recoveries related to the collapse of the drydock structure at the Grand Bahama Shipyard involving Oasis of the Seas; (vii) restructuring charges and other initiative expenses; (viii) the amortization of the Silversea Cruises intangible assets resulting from the Silversea Cruises acquisition in 2018; (ix) the net gain recognized in 2021 in relation to the sale of the Azamara brand; (x) the net loss recognized in the fourth quarter of 2021 related to the elimination of the three-month reporting lag for Silversea Cruises; and (xi) the estimated amounts that may be payable in relation to the ongoing Havana Docks litigation. In addition, for purposes of determining payouts in 2022 under the Executive Bonus Plan and performance-based awards, the Talent and Compensation Committee also accounted for variances in fuel prices, interest rates, and foreign exchange rates from the Company's forecast when setting targets, net of hedging impacts. Refer to "Compensation Discussion and Analysis," beginning on page 45.

# Tabular Disclosure of Most Important Measures Linking Compensation Actually Paid During 2022 to Company Performance

As required, we disclose below the most important measures (unranked) used by the Company to link compensation actually paid to our NEOs for 2022 to Company performance. For further information regarding these performance metrics and their function in our executive compensation program, please see "Compensation Discussion and Analysis" beginning on page 45.

| |
|---|
| ROIC |
| Leverage |
| Liquidity |
| Adjusted Gross Margin |
| ESG Composite Index |

# Disclosure of the Relationship Between Compensation Actually Paid and Financial Performance Measures

The below graphical illustrations demonstrate the relationship between compensation actually paid to the NEOs over the last three fiscal years as compared to TSR, Net Income, and Adjusted EPS over the last three fiscal years. Generally, compensation actually paid (for both the PEO(s) and NEOs) since fiscal 2020 has increased or decreased as each of TSR, Net Income, and Adjusted EPS has increased or decreased, respectively. However, the compensation in fiscal 2021 for the PEOs does not align with that trend as Mr. Liberty, Mr. Bayley, and Ms. Lutoff-Perlo received special retention equity grants as described of page 60 of the "Compensation Discussion and Analysis." In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions (shown graphically) of the relationships between information presented in the Pay versus Performance table.



**PEO & Average NEO CAP vs Net Income,
Fiscal 2020 - 2022**



**PEO & Average NEO CAP vs Comparator Group TSR,
Fiscal 2020 - 2022**



**PEO & Average NEO CAP vs Adjusted EPS,
Fiscal 2020 - 2022**

# Director Compensation for 2022

We pay annual cash retainers of $100,000 to our directors for their service on the Board. We also pay annual cash retainers for chairing and service on various Board committees. The amount of these retainers in 2022 for a full year of service was as follows:

| Committee Role | Audit Committee | Talent & Compensation Committee | Nominating & Corporate Governance Committee | Safety, Environment, Sustainability & Health Committee |
|---|---|---|---|---|
| Chairman | $35,000 | $25,000 | $20,000 | $20,000 |
| Member | $20,000 | $12,000 | $10,000 | $10,000 |

Directors do not earn fees for each meeting attended; however, they are reimbursed for their travel expenses and, occasionally, for those of an accompanying guest. In addition, our Lead Director received a further annual cash retainer of $75,000 for 2022. Directors who are also Company employees do not receive any compensation for their services as directors.

In February 2022, each non-employee director received restricted stock units with a fair market value of $200,006 as of the grant date. These restricted stock units vested in full immediately upon grant and settled one year following the date of grant. Our stock ownership guidelines require directors to accumulate ownership of at least $300,000 of our common stock (which is three times their annual cash retainer for Board service), including the value of restricted stock and restricted stock units, within three years of becoming a director. If the value of their stock holdings falls below this amount, directors cannot sell shares of our common stock until the value once again exceeds the required amount. In addition, non-employee directors may not be granted awards with a dollar value, which together with cash compensation paid to such director for such calendar year, would exceed $750,000.

In order to increase their knowledge and understanding of our business, we encourage our non-employee Board members and their families to experience our cruises. As a result, we have adopted a Non-Management Director Cruise Policy. Under this policy, with certain limited exceptions, a Board member is entitled to up to two complimentary staterooms on two cruises per year for the Board member and any immediate family accompanying the Board member on the cruise. Additional guests traveling with a Board member will receive a 15% discount off the lowest available fare for up to five staterooms. These benefits are provided at little or no incremental cost to the Company. The CEO may grant exceptions to this policy at his discretion but did not do so in 2022.

The table below summarizes the compensation of each person serving as a non-employee director in 2022. Mr. Richard Fain was an NEO for 2022 as he served as our Chief Executive Officer until January 3, 2022. He did not receive compensation in 2022 for his role as Chief Executive Officer but received compensation for his service as Chairman of the Board of Directors, as set forth below and in the "Summary Compensation Table."

| Name | Fees Earned or Paid in Cash | Stock Awards[1][2] | All Other Compensation | Total |
|---|---|---|---|---|
| John F. Brock | $122,000 | $200,006 | — | $322,006 |
| Richard D. Fain | $100,000 | $200,006 | — | $300,006 |
| Stephen R. Howe, Jr. | $140,000 | $200,006 | — | $340,006 |
| William L. Kimsey | $220,000 | $200,006 | — | $420,006 |
| Michael O. Leavitt[3] | $ 97,471 | $200,006 | — | $297,477 |
| Amy McPherson | $112,000 | $200,006 | — | $312,006 |
| Maritza G. Montiel | $120,000 | $200,006 | — | $320,006 |
| Ann S. Moore | $112,000 | $200,006 | — | $312,006 |
| Eyal M. Ofer | $120,000 | $200,006 | — | $320,006 |
| William K. Reilly[4] | $120,000 | $200,006 | — | $320,006 |
| Vagn O. Sørensen | $145,000 | $200,006 | — | $345,006 |
| Donald Thompson | $122,000 | $200,006 | — | $322,006 |
| Arne Alexander Wilhelmsen | $120,000 | $200,006 | — | $320,006 |

[1] The column titled "Stock Awards" reports the fair value of restricted stock unit awards at their grant date in 2022 calculated in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718. For the assumptions used in valuing these awards for purposes of computing this expense, please see Note 11 of the consolidated financial statements in the Company's Annual Report for the year ended December 31, 2022.

[2] As of December 31, 2022, each non-employee director listed in the table held 2,256 vested restricted stock units that are issuable one year following the grant date.

[3] Mr. Leavitt was appointed to the Board of Directors on February 10, 2022 and received a prorated cash retainer.

[4] Mr. Reilly retired from the Board of Directors, effective January 26, 2023.



## PROPOSAL 3
# Advisory Vote on Frequency of Shareholder Vote on Executive Compensation

The board recommends a vote for the option of "ONE YEAR."

Applicable SEC rules require that, at least once every six years, shareholders be given the opportunity to vote on an advisory basis regarding the frequency (i.e., annually, every two years or every three years) of future shareholder advisory "say-on-pay" votes on the compensation of our named executive officers.

Our shareholders voted on a similar proposal in 2011 and 2017. In 2011, the majority of our shareholders voted to hold the say-on-pay vote once every three years. Notwithstanding this, the Talent and Compensation Committee adopted an annual vote as it believed such practice was in accord with best market practices and, more importantly, allowed shareholders to provide valuable input on our compensation philosophy, policies and practices. In 2017, the majority of shareholders voted in favor of holding such a vote annually.

We continue to believe that say-on-pay votes should be conducted every year so that our shareholders may annually express their views on our executive compensation program.

As an advisory vote, this proposal is not binding on the Company, our Board, or the Talent and Compensation Committee. However, the Talent and Compensation Committee and the Board value the opinions expressed by shareholders in their votes on this proposal and will consider the outcome of the vote when making future decisions regarding the frequency of conducting a say-on-pay vote.

Shareholders may cast their advisory vote to conduct advisory votes on executive compensation every "One Year," "Two Years," or "Three Years," or may "Abstain."

## Board Recommendation

**The Board unanimously recommends that shareholders vote for the option of "ONE YEAR" as the frequency of future advisory votes on executive compensation.**

 

**PROPOSAL 4**

# Ratification of Principal Independent Registered Public Accounting Firm

 **The board recommends a vote "FOR" this proposal.**

The Audit Committee has appointed PricewaterhouseCoopers LLP as our principal independent auditor for the fiscal year ending December 31, 2023. PricewaterhouseCoopers LLP has served in this capacity since at least 1989. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting to respond to questions from the shareholders and to make a statement if the representative desires to do so.

Although ratification by the shareholders of the appointment of our principal independent auditor is not required, the Board is submitting the selection of PricewaterhouseCoopers LLP for ratification because the Board values the views of our shareholders on the selection and believes doing so is consistent with good corporate governance. If the shareholders do not approve this proposal, the Audit Committee will re-evaluate its selection, taking into consideration the shareholder vote. However, the Audit Committee is solely responsible for selecting and terminating our independent registered public accounting firm and may do so at any time at its discretion.

 **The Board unanimously recommends a vote "FOR" ratification of the selection of PricewaterhouseCoopers LLP as our principal independent auditor for the 2023 fiscal year.**

# Audit Fees

Aggregate fees for professional services rendered by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2022, and 2021 were:

|  | 2022 | 2021 |
|---|---|---|
| Audit fees[1] | $5,090,316 | $4,967,736 |
| Audit-related fees[2] | $ 212,889 | $ 193,375 |
| Tax fees[3] | $ 12,488 | $ 10,902 |
| All other fees[4] | $ 10,000 | $ 10,000 |
| **Total** | **$5,325,693** | **$5,182,013** |

[1] The audit fees for the fiscal years ended December 31, 2022 and 2021 were for professional services rendered for the integrated audits of the Company's consolidated financial statements and system of internal control over financial reporting, quarterly reviews, statutory audits required by foreign jurisdictions, consents, issuance of comfort letters, and review of documents filed with the SEC.

[2] The audit-related fees for the fiscal years ended December 31, 2022 and 2021 were for the audits of the Company's retirement savings plan and other attest services.

[3] Tax fees for the fiscal years ended December 31, 2022 and 2021 were for services performed in connection with international tax compliance, and transfer pricing.

[4] All other fees for the fiscal years ended December 31, 2022 and 2021 were for subscription fees for accounting and auditing research software.

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit related engagement fees and terms and all non-audit engagements with the principal independent auditor. The Chair of the Audit Committee also has the authority to approve any non-audit engagements with the independent registered public accounting firm but must report any such approvals to the Audit Committee at its next meeting. Our Audit Committee was not called upon in the fiscal year ended December 31, 2022, to approve, after the fact, any non-audit, review or attest services pursuant to the pre-approval waiver provisions of the auditor independence rules of the SEC and the Audit Committee charter.

The Audit Committee has considered and determined that the services provided by PricewaterhouseCoopers LLP are compatible with maintaining PricewaterhouseCoopers LLP's independence.

# Report of the Audit Committee

The Audit Committee is composed of four non-management directors, each of whom meets the independence and financial literacy requirements of the New York Stock Exchange and SEC rules. In addition, all four members qualify as "audit committee financial experts" as defined by the SEC.

The Audit Committee operates under a written charter adopted by the Board of Directors, which may be accessed on our website at www.rclinvestor.com. The Audit Committee reviews and assesses the adequacy of its charter on an annual basis. In accordance with the charter, the Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to the quality and integrity of the Company's financial statements; the qualifications, independence and performance of the Company's principal independent auditor; the performance of the Company's internal audit function; and the Company's compliance with legal and regulatory requirements in connection with the foregoing.

It is the responsibility of the Company's management to prepare the Company's financial statements and to develop and maintain adequate systems of internal control over financial reporting. The internal auditor's responsibility is to review and, when appropriate, audit the internal control over financial reporting. The Company's principal independent auditor has the responsibility to express an opinion on the financial statements and internal control over financial reporting based on an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (the "PCAOB").

As part of its oversight of the Company's financial statements, the Audit Committee reviews and discusses with both management and the Company's principal independent auditor all annual and quarterly financial statements prior to their issuance. During 2022, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and management reviewed significant accounting and disclosure issues with the Audit Committee. These reviews included discussion with the principal independent auditor of matters required to be discussed by the applicable requirements of the PCAOB and the SEC, including the quality of the Company's accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with the principal independent auditor matters relating to its independence, including the written disclosures and letter from the principal independent auditor to the Audit Committee required by applicable PCAOB requirements regarding the independent accountants' communications with the Audit Committee concerning independence. The Audit Committee has also considered whether the provision of non-audit services is compatible with maintaining the independence of the principal independent auditor.

The Audit Committee also has reviewed and discussed with management, the internal auditor and the principal independent auditor the Company's internal controls report and the auditor's attestation of the report.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

## THE AUDIT COMMITTEE

**William L. Kimsey,** Chair
**Stephen R. Howe, Jr.**
**Maritza G. Montiel**
**Vagn O. Sørensen**

# Security Ownership of Certain Beneficial Owners and Management

## Principal Shareholders

This table sets forth information as of March 31, 2023 about persons we know to beneficially own[1] more than five percent of our common stock.

| Name of Beneficial Owner | Shares of Common Stock (#) | Percentage of Ownership[2] |
| --- | --- | --- |
| Capital International Investors | 30,538,307[3] | 11.9% |
| Capital Research Global Investors | 27,990,406[4] | 11.0% |
| The Vanguard Group | 23,947,488[5] | 9.4% |
| AWILHELMSEN AS | 21,064,632[6] | 8.2% |
| BlackRock, Inc. | 14,299,319[7] | 5.6% |

[1] A person is deemed to be the beneficial owner of securities to which such person has the right to acquire within 60 days from March 31, 2023, including upon the exercise of options, warrants and other convertible securities.

[2] Applicable percentage ownership is rounded and based on 255,602,951 shares of common stock outstanding as of March 31, 2023.

[3] Represents shares beneficially owned by Capital International Investors, 333 South Hope Street, 55th Floor, Los Angeles, California 90071. Of the total shares owned, the nature of beneficial ownership is as follows: sole voting power over 30,230,124 shares and sole dispositive power over 30,538,307 shares. The foregoing information is based on Amendment 3 to Schedule 13G/A filed by Capital International Investors with the SEC on February 13, 2023.

[4] Represents shares beneficially owned by Capital Research Global Investors, 333 South Hope Street, 55th Floor, Los Angeles, California 90071. Of the total shares owned, the nature of beneficial ownership is as follows: sole voting power over 27,988,103 shares; and sole dispositive power over 27,990,406 shares. The foregoing information is based on Amendment 1 to Schedule 13G/A filed by Capital Research Global Investors with the SEC on February 13, 2023.

[5] Represents shares beneficially owned by The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355. Of the total shares owned, the nature of beneficial ownership is as follows: shared voting power over 306,374 shares; sole dispositive power over 23,046,666 shares; and shared dispositive power over 900,822 shares. The foregoing information is based solely on Amendment 8 to Schedule 13G/A filed by The Vanguard Group with the SEC on February 9, 2023.

[6] AWILHELMSEN AS is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway. The shares reported in the table include 5,035,259 shares owned by AWECO Invest AS, an affiliate of AWILHELMSEN AS. AWILHELMSEN AS has the power to vote and dispose of the shares owned by AWECO Invest AS pursuant to an agreement between AWILHELMSEN AS and AWECO Invest AS. The address of AWILHELMSEN AS is Beddingen 8, Aker Brygge, Vika N 0118 Oslo, Norway. The foregoing information is based on Amendment 4 to Schedule 13G/A filed by AWILHELMSEN AS with the SEC on February 14, 2023 and Form 4 filed by Arne Alexander Wilhelmsen with the SEC on February 13, 2023.

[7] Represents shares beneficially owned by BlackRock, Inc., 55 East 52nd Street, New York, NY 10055. Of the total shares owned, the nature of beneficial ownership is as follows: sole voting power over 12,881,980 shares; and sole dispositive power over 14,299,319 shares. The foregoing information is based solely on Amendment 3 to Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 1, 2023.

# Security Ownership of Directors and Executive Officers

This table sets forth information as of March 31, 2023 about the number of shares of common stock beneficially owned[1] by (i) our directors; (ii) the named executive officers listed in the "Compensation Discussion and Analysis" below; and (iii) our directors and executive officers as a group.

The number of shares beneficially owned by each named person or entity is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.

No shares of common stock held by our directors or named executive officers have been pledged.

| Name of Beneficial Owner | Shares of Common Stock (#) | Percentage of Ownership[2] |
|---|---|---|
| Michael W. Bayley | 75,804 | * |
| John F. Brock | 21,276 | * |
| Richard D. Fain | 652,619[3] | * |
| Naftali Holtz | 15,968 | * |
| Stephen R. Howe, Jr. | 8,373 | * |
| William L. Kimsey | 27,332 | * |
| Harri U. Kulovaara | 46,615 | * |
| Michael O. Leavitt | 2,256 | * |
| Jason T. Liberty | 63,566 | * |
| Lisa Lutoff-Perlo | 47,950 | * |
| Amy McPherson | 4,648 | * |
| Maritza G. Montiel | 9.910 | * |
| Ann S. Moore | 23,079 | * |
| Eyal M. Ofer | 37,001 | * |
| Vagn O. Sørensen | 26,583 | * |
| Donald Thompson | 33,637 | * |
| Arne Alexander Wilhelmsen | 21,081,397[4] | 8.2% |
| Rebecca Yeung | — | * |
| All directors and executive officers as a group (19 persons) | 22,138,772 | 8.7% |

\* Denotes beneficial ownership of less than 1% of the outstanding shares of common stock

[1] A person is deemed to be the beneficial owner of securities to which such person has the right to acquire within 60 days from March 31, 2023, including upon the exercise of options, warrants and other convertible securities.

[2] Applicable percentage ownership is based on 255,602,951 shares of common stock outstanding as of March 31, 2023.

[3] Includes 85,947 shares owned by the Fain Family Foundation and 445,776 shares held indirectly in a Grantor Retained Annuity Trust. This column does not include shares owned by trusts for the benefit of members of the Fain family in which Mr. Fain does not have any beneficial interest or shares directly or indirectly owned by Mr. Fain's adult children.

[4] Includes 21,064,632 shares beneficially owned by AWILHELMSEN AS. Mr. Wilhelmsen disclaims beneficial ownership of these shares.

# Equity Compensation Plan Information

The following table summarizes our equity plan information as of December 31, 2022.

| Plan Category | Column A: Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 1,536,353[1] | — | 11,241,118[2] |
| Equity compensation plans not approved by security holders | — | — | — |
| **Total** | **1,536,353** | **—** | **11,241,118** |

[1] Includes unvested or unsettled restricted stock units and unvested performance share units under our 2008 Equity Incentive Plan.

[2] Includes 9,987,482 shares available for issuance under our 2008 Equity Incentive Plan, as amended and restated, plus 1,253,636 shares remaining available, as well as the number of shares subject to purchase during any current purchase period, under the 1994 Employee Stock Purchase Plan.

# General Information

## Availability of Proxy Materials

Under the rules adopted by the SEC, we are furnishing proxy materials to our shareholders primarily over the Internet. We believe that this process expedites shareholders' receipt of these materials, lowers the costs of our Annual Meeting and helps to conserve natural resources. On or about April 18, 2023, we mailed to each of our shareholders (other than those who previously requested electronic or paper delivery) a Notice of Internet Availability of Proxy Materials containing instructions on how to access and review the proxy materials, including this proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2022, on the Internet and how to access a proxy card to vote on the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions on how to receive a paper copy of the proxy materials. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one. If you received paper copies of our proxy materials, you may also view these materials at www.proxyvote.com.

## Who May Vote

Each share of our common stock outstanding as of the close of business on April 6, 2023 (the "Record Date") is entitled to one vote at the Annual Meeting. At the close of business on the Record Date, 255,731,909 shares of our common stock were outstanding and entitled to vote. You may vote all of the shares owned by you as of the close of business on the Record Date. These shares include shares that are (1) held of record directly in your name (in which case, you are a "Record Holder" with respect to such shares) and (2) held for you as the beneficial owner through a broker, bank or other nominee (in which case, you are a "Beneficial Holder" with respect to such shares). There are some distinctions between being a Record Holder and a Beneficial Holder as described herein.

## Shares Held of Record

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered the Record Holder with respect to those shares, and the proxy materials were sent directly to you by Royal Caribbean. As the Record Holder, you have the right to grant your voting proxy directly to us or to vote in person at the Annual Meeting. If you requested to receive printed proxy materials, we have enclosed or sent a proxy card for you to use. You may also vote on the Internet as described in the Notice of Internet Availability of Proxy Materials and below under the heading "How to Vote."

## Shares Owned Beneficially

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the Beneficial Holder of shares held in street name, and the proxy materials were forwarded to you by your broker or other nominee who is considered, with respect to those shares, the shareholder of record. As the Beneficial Holder, you have the right to direct your broker or other nominee on how to vote the shares in your account, and you are also invited to attend the Annual Meeting.

## Requirements to Attend the Annual Meeting

You are invited to attend the Annual Meeting if you are a Record Holder or Beneficial Holder as of the Record Date. If you are a Record Holder, you must bring proof of identification, such as a valid driver's license, for admission to the Annual Meeting. If you are a Beneficial Holder, you will need to provide proof of ownership by bringing either your proxy card provided to you by your broker or a copy of your brokerage statement showing your share ownership as of the Record Date.

## How to Vote

*Voting in Person*

Shares held in your name as the Record Holder may be voted in person at the Annual Meeting. Shares for which you are the Beneficial Holder may be voted in person at the Annual Meeting only if you obtain a legal proxy from the broker or other nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also vote by proxy in advance of the meeting so that your vote will be counted if you later decide not to attend the meeting.

*Voting Without Attending the Annual Meeting*

Regardless of how you hold your shares, you may vote your shares without attending the Annual Meeting. You may vote by granting a proxy or, for shares held as a Beneficial Holder, by submitting voting instructions to your broker or other nominee. You may also vote using the Internet or by mail as outlined in the Notice of Internet Availability of Proxy Materials or on your proxy card. Please see the Notice of Internet Availability of Proxy Materials, your proxy card or the information your bank, broker or other holder of record provided to you for more information on these options. Votes cast by Internet have the same effect as votes cast by submitting a written proxy card.

## How Proxies Work

All properly executed proxies will be voted in accordance with the instructions contained thereon and, if no choice is specified, the proxies will be voted:

1. FOR the election of the fourteen nominees for director named below (Proposal No. 1);
2. FOR the approval of the compensation of our named executive officers (Proposal No. 2);
3. FOR the option of "ONE YEAR" as the frequency of future advisory votes on executive compensation (Proposal No. 3); and
4. FOR the ratification of the selection of PricewaterhouseCoopers LLP (Proposal No. 4).

Under New York Stock Exchange ("NYSE") rules, if you are a Beneficial Holder and do not provide specific voting instructions in a timely fashion to your broker or other nominee that holds your shares, such broker or nominee will not be authorized to vote your shares on any matters other than Proposal No. 4 regarding the ratification of the auditors. Therefore, failure to provide your broker or other nominee with specific voting instructions in a timely fashion will result in "broker non-votes" with respect to Proposals No. 1, 2, and 3.

## Matters to be Presented

We are not aware of any matters to be presented for a vote at the Annual Meeting other than those described in this proxy statement. If any matters not described in this proxy statement are properly presented at the meeting, the proxies will use their own judgment to determine how to vote your shares. If the meeting is postponed or adjourned, the proxies will vote your shares on the new meeting date in accordance with your previous instructions unless you have revoked your proxy.

## Votes Necessary to Approve Proposals

We will hold the Annual Meeting if we have a quorum, which requires the presence, in person or represented by proxy, of holders of a majority of the outstanding shares of common stock as of the Record Date. If you vote via the Internet or sign and return your proxy card, your shares will be counted to determine whether we have a quorum, even if you abstain or fail to vote on any of the proposals listed on the proxy card. If the persons present or represented by proxy at the Annual Meeting constitute the holders of less than a majority of the outstanding shares of common stock as of the Record Date, we will not have a quorum and the Annual Meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum.

The affirmative vote of a majority of the votes cast is required to approve each proposal.

Although abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present, they will not have any effect on the outcome of any proposal.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspectors shall determine the number of shares of common stock represented at the Annual Meeting, the existence of a quorum and the validity and effect of proxies. They shall also receive, count and tabulate ballots and votes and determine the results thereof.

## Revoking a Proxy

Any proxy may be revoked by a shareholder at any time prior to the final vote at the Annual Meeting by voting again on a later date via the Internet (only your latest Internet proxy submitted prior to the Annual Meeting will be counted), by signing and submitting a later dated proxy or by attending the Annual Meeting and voting in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request that your prior proxy be revoked by delivering to our Corporate Secretary at 1050 Caribbean Way, Miami, Florida 33132 a written notice of revocation prior to the Annual Meeting.

# Proposals of Shareholders for Next Year

Proposals of shareholders intended to be considered for inclusion in our proxy statement for our 2024 Annual Meeting of Shareholders must be received by our Corporate Secretary no later than December 20, 2023 at our executive offices: 1050 Caribbean Way, Miami, Florida 33132. Such proposals will need to comply with SEC regulations regarding the inclusion of shareholder proposals in company sponsored proxy statements. Any proposals for consideration at our next annual meeting of shareholders, but not included in our proxy statement, must be received by the Corporate Secretary of the Company no later than February 2, 2024 in accordance with our Bylaws.

In addition, in order for shareholders to give timely notice of nominations for directors for inclusion on a universal proxy card in connection with the 2024 Annual Meeting, notice must be submitted by the same deadline as disclosed above under the advance notice provisions of our Bylaws and must include the information in the notice required by our Bylaws and by Rule 14a-19(b)(2) and Rule 14a-19(b)(3) under the Exchange Act.

# Solicitation of Proxies

This proxy statement is furnished in connection with the solicitation of proxies by the Company on behalf of the Board. We will pay the cost of this proxy solicitation. In addition to soliciting proxies by mail, we expect that a number of our employees will solicit shareholders for the same type of proxy, personally and by telephone or other electronic means. None of these employees will receive any additional or special compensation for assisting us in soliciting proxies. Okapi Partners has been retained to assist in soliciting proxies at a fee of approximately $15,500, plus distribution costs and other expenses. We will, on request, reimburse banks, brokerage firms and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of our common stock and obtaining their voting instructions.

# Notice Regarding Delivery of Security Holder Documents

Under the SEC rules, delivery of one proxy statement and annual report to two or more investors sharing the same mailing address is permitted, under certain conditions. This procedure, called "householding," applies to you if all of the following criteria are met:

**(1)** You have the same address as other security holders registered on our books;

**(2)** You have the same last name as the other security holders; and

**(3)** Your address is a residential address or post office box.

If you meet these criteria, you are eligible for householding and the following terms apply. If you are not eligible, please disregard this notice.

## For Registered Shareholders

Only one proxy statement and annual report will be delivered to the shared mailing address. You will, however, still receive separate mailings of important and personal information, as well as a separate proxy card.

### *What do I need to do to receive just one set of annual disclosure materials?*

You do not have to do anything. Unless Broadridge is notified otherwise within 60 days of the mailing of this notice, your consent is implied and only one set of materials will be sent to your household. This consent is considered perpetual, which means you will continue to receive a single proxy statement/ annual report in the future unless you notify us otherwise.

### *What if I want to receive multiple sets of materials?*

If you would like to receive multiple sets of materials, call or write Broadridge at 800-542-1061 or 51 Mercedes Way, Edgewood, NY 11717. A separate set of materials will be sent to you promptly.

### *What if I consent to have one set of materials mailed now, but change my mind later?*

Call or write Broadridge to turn off the householding instructions for yourself. You will then be sent a separate proxy statement and annual report within 30 days of receipt of your instruction.

### *The reason I receive multiple sets of materials is that some of the stock belongs to my children. What happens when they move out and no longer live in my household?*

When there is an address change for one of the members of the household, materials will be sent directly to the shareholder at his or her new address.

# Annual Report on Form 10-K

We will provide without charge to each person solicited by this proxy statement, upon the written request of such person, a copy of our annual report on Form 10-K, as filed with the SEC, for our most recent fiscal year. Such written requests should be directed to investor relations, Royal Caribbean Cruises Ltd., 1050 Caribbean Way, Miami, Florida 33132.













# Royal Caribbean Group

Miami, Florida
royalcaribbeangroup.com
1050 Caribbean Way
Miami, FL 33132